

2006 ANNUAL REPORT EAGLE FINANCIAL SERVICES, INC.



The mission of Bank of Clarke County is to build solid, sustainable relationships with:

OUR CUSTOMERS
by providing highly personalized customer service, a network of conveniently placed branches and ATMs, a competitive variety of products/services and courteous, professional employees.

OUR EMPLOYEES
by providing generous benefits, a positive work environment, advancement opportunities and incentives to exceed expectations.

OUR COMMUNITIES
by participating in local concerns, providing monetary support, supporting employee volunteerism and providing employment opportunities, and

OUR SHAREHOLDERS
by providing sound profits and returns, sustainable growth, regular dividends and committing to our local, independent status.

A Message from your Chairman

Dear Stockholders,

It is an honor and a privilege to write you in this 2006 Annual Report as the new Chairman of Eagle Financial Services, Inc., and Bank of Clarke County. I have served on the Board of Directors for the past twenty years and look forward to working with my fellow Board members, management, staff and you, our shareholders, in making our bank an even stronger institution. I also want to take this opportunity to thank Jack Hardesty both personally and on behalf of the bank for the wisdom and strength he has given to us during the past twenty years as Chairman of the Board and 43 years as a member of the Board of Directors. His legacy of personal service and integrity will be one which we will strive to continue. Johnny Milleson's comments in this report will focus on more specific economic conditions, challenges and opportunities which the bank will face in the coming months. I do want our shareholders to know directly that your Board of Directors is dedicated to growing and improving Eagle Financial Services, Inc. and Bank of Clarke County as a strong, profitable and independent organization with the personal service and attention for which the bank has always been known. I am very optimistic about our future. Please do not hesitate to contact me if you have concerns or comments. Your Board of Directors has a strong commitment to keeping Eagle Financial Services, Inc. and Bank of Clarke County a vital member of our community. Thank you for being a stockholder.

Sincerely yours,



Thomas T. Gilpin
Chairman of the Board

LETTER TO THE SHAREHOLDERS

Dear Shareholders:

It is my pleasure to present the 2006 annual report of Eagle Financial Services, Inc. We are in the process of completing our Quasquicentennial celebrations that have been enjoyed by many over the past 12 months. The book "Since 1881", written and published to help commemorate our 125th anniversary, has been well received and the supply is dwindling. If you have not already secured your copy, I encourage you to do so in the very near future.

The year 2006 culminated in several high marks in the company's financial performance. Net income was $5.9 million, an increase of 4.4% over net income of $5.6 million at year-end 2005.

Assets reached a record level of $513.0 million at year-end 2006. This growth represents a 9.8% increase over year-end 2005 assets of $467.0 million.


1881
1891
1901
1911
1921
1931
1941
1951
1961
1971
1981
1991
2001
2006

This graph represents the growth in assets for Bank of Clarke County from 1881 to 2006.

A CONGRESSIONAL HONOR

The text of the resolution in its entirety -

"Mr. President, I am pleased to acknowledge the 125th anniversary of Bank of Clarke County, the first independent, privately owned bank in Berryville, Virginia. More than a century ago, 10 local investors decided that a community bank would assist in the continued recovery from the Civil War's reconstruction efforts. After pooling together $10,000 in capital, the Bank of Clarke County was formed. As the oldest continuously operating bank in the area, Bank of Clarke County has remained committed to serving the local communities and its citizens. Its success today can be attributed to the long-term vision and dedicated staff.

Over the years, Bank of Clarke has undergone numerous expansions and renovations, permanently moving to the greater Winchester area in 1992 and opening 10 full-service branch locations, one express branch, and a network of 23 local ATMs. Despite their continual expansion and growth as a business, Bank of Clarke County remains dedicated to serving the community through volunteer work with over 150 local organizations. The Bank of Clarke County continues to perform outstanding work in serving its local citizens and the entire Commonwealth of Virginia. I congratulate its members on their continued run of success, and thank them for the work they are doing to make Virginia a better place to live, work, and raise a family."

Entered into the Proceedings and Debates of the [illegible]9th Congress, [illegible] on Friday September [illegible] published in Volume 152, Number 125 of The Congressional Record.



John Milleson accepts a copy of the Congressional Record honor from Susan Allen, wife of Senator George Allen. Senator Allen sponsored the resolution.


SEC MAIL
PROCESSING
RECEIVED
SECTION
WASH, D.C.
185

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

Commission file number: 0-20146

EAGLE FINANCIAL SERVICES, INC.

(Exact name of registrant as specified in its charter)

Virginia
(State or other jurisdiction of incorporation or organization)

54-1601306
(I.R.S. Employer Identification No.)

2 East Main Street
P.O. Box 391
Berryville, Virginia
(Address of principal executive offices)

22611
(Zip Code)


SEC MAIL
PROCESSING
RECEIVED
APR 2 6 2007
WASH, D.C.
185
SECTION

(540) 955-2510
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, Par Value $2.50
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting common equity held by non-affiliates of the registrant at June 30, 2006 was $85,299,401.

The number of shares of the registrant's Common Stock outstanding at March 1, 2007 was 3,105,597.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the 2007 Annual Meeting of Shareholders are incorporated by reference into Part III.

EAGLE FINANCIAL SERVICES, INC.
INDEX TO FORM 10-K

PART I

Item 1.	Business	1
Item 1A.	Risk Factors	8
Item 1B.	Unresolved Staff Comments	9
Item 2.	Properties	9
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	11
Item 6.	Selected Financial Data	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operation	14
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	30
Item 8.	Financial Statements and Supplementary Data	32
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	69
Item 9A.	Controls and Procedures	69
Item 9B	Other Information	69

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	70
Item 11.	Executive Compensation	70
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	70
Item 13.	Certain Relationships and Related Transactions, and Director Independence	70
Item 14.	Principal Accounting Fees and Services	70

PART IV

Item 15.	Exhibits, Financial Statement Schedules	71

PART I

Item 1. Business

General

Eagle Financial Services, Inc. (the "Company") is a bank holding company that was incorporated in 1991. The company is headquartered in Berryville, Virginia and conducts its operations through its subsidiary, Bank of Clarke County (the "Bank"). The Bank is chartered under Virginia law.

The Bank has eleven full-service branches and one drive-through only facility. The Bank's main office is located at 2 East Main Street in Berryville, Virginia. The Bank opened for business on April 1, 1881. The Bank has offices located in Clarke County, Frederick County, and the City of Winchester. This market area is located in northwestern Virginia, approximately 60 miles west of Washington, D.C. The total population of the Bank's market area is approximately 100,000. The local economy has continued to grow, which has been driven by a number of industries including manufacturing, agriculture, and construction.

The Bank offers a wide range of retail and commercial banking services, including demand, savings and time deposits and consumer, mortgage and commercial loans. The Bank also has a credit card program which offers credit cards and merchant services to customers. The Bank has sixteen ATM locations in its trade area and issues both ATM cards and Debit cards to deposit customers. These cards can be used to withdraw cash at most ATM's through the Bank's membership in both regional and national networks. These cards can also be used to make purchases at retailers who accept transactions through the same regional and national networks. The Bank offers both telephone banking and internet banking to its customers. Both of these services can be used by consumer and commercial customers to research account information and transfer funds between accounts. The internet banking also offers online bill payment to consumer and commercial customers. During 2006, the Bank added remote deposit capture to its commercial product offerings. This product allows commercial customers to capture and transmit their deposit items using a low-cost scanning device at their location.

The Bank operates a full-service trust department. The Trust Department offers a full range of personal and retirement plan services. These include serving as agent for bill paying and custody of assets, as investment manager with full authority or advisor, as trustee or co-trustee for trusts under will or under agreement, as trustee of a life insurance trust, as guardian or committee, as agent under a power of attorney, as executor or co-executor, as custodian or investment advisor for individual retirement plans, and as trustee or trust advisor for corporate retirement plans such as profit sharing and 401(k) plans. The Bank also has a division, Eagle Investment Services, which sells non-deposit investment products through a third party provider, UVEST Investment Services. These divisions are expected to be brought together during the first half of 2007 on the third floor of the Old Town Center and will be promoted as Eagle Investment Group.

In addition to the Bank, the Company has a wholly owned subsidiary, Eagle Financial Statutory Trust I, which was formed in connection with the issuance of $7,000,000 in trust preferred securities in May 2002. The Company is also a general partner in a low income housing project. The Company's subsidiary, Bank of Clarke County, is a partner in Bankers Title Shenandoah, LLC, which sells title insurance and is an investor in Virginia Bankers Insurance Center, LLC, which serves as the broker for insurance sales through its member banks.

Employees

The Company, including the Bank, had 42 officers, 109 other full-time and 33 part-time employees (or 164 full-time equivalent employees) as of December 31, 2006. None of the Company's employees are represented by a union or covered under a collective bargaining agreement. The Company considers relations with its employees to be excellent.

Securities and Exchange Commission Filings

The Company maintains an internet website at *www.bankofclarke.com*. Shareholders of the Company and the public may access the Company's periodic and current reports (including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports) filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, through the "Investor Relations" section of the Company's website. The reports are made available on this website as soon as practicable following the filing of the reports with the SEC. The information is free of charge and may be reviewed, downloaded and printed from the website at any time.

Credit Policies

Administration and supervision over the lending process is provided by the Bank's Credit Administration Department. The principal risk associated with the Bank's loan portfolio is the creditworthiness of its borrowers. In an effort to manage this risk, the Bank's policy gives loan amount approval limits to individual loan officers based on their position and level of experience. Credit risk is increased or decreased, depending on the type of loan and prevailing economic conditions. In consideration of the different types of loans in the portfolio, the risk associated with real estate mortgage loans, commercial loans and consumer loans varies based on employment levels, consumer confidence, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay debt.

The Company has written policies and procedures to help manage credit risk. The Company utilizes a loan review process that includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to establish loss exposure and to ascertain compliance with the Company's policies.

The Bank uses a Directors Loan Committee and lending limits approved by the Directors Loan Committee to approve loan requests. The loan officers are categorized based on the amount of secured and unsecured lending authority they possess. The highest authority (Category I) is comprised of the Bank's Chief Executive Officer, the Senior Loan Officer, and the Associate Senior Loan Officer. There are seven additional categories (Categories II, III, IV, V, VI, VII and VIII) with different amounts of secured and unsecured authority. Two officers in Category I may combine their authority to approve a loan request of up to $2,000,000 secured or $1,000,000 unsecured. An officer in Category II, III, IV, VI, or VII may combine his or her authority with one officer in a higher category to approve a loan request. Any loan request which exceeds the combined authority of the categories must be presented to the Directors Loan Committee. The Directors Loan Committee, which currently consists of four directors (three directors constitute a quorum, of whom any two may act), approves loan requests which exceed the combined authority of two loan officers as described above. The minimum amount which requires Director Loan Committee approval, which is derived by combining the authorities of a Category I and Category VII officer, is $1,025,000 secured and $505,000 unsecured. The Directors Loan Committee also reviews and approves changes to the Bank's Loan Policy as presented by management.

The following sections discuss the major loan categories within the total loan portfolio:

One-to-Four-Family Residential Real Estate Lending

Residential lending activity may be generated by the Bank's loan officer solicitations, referrals by real estate professionals, and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Directors Loan Committee. In connection with residential real estate loans, the Bank requires title insurance, hazard insurance and, if applicable, flood insurance. In addition to traditional residential mortgage loans secured by a first or junior lien on the property, the Bank offers home equity lines of credit.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, small shopping centers and churches. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. In its underwriting of commercial real estate, the Bank's loan to original appraised value ratio is generally 80% or less. Commercial real estate lending entails significant additional risk as compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the repayment of loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness, prior credit history and reputation, and the Bank typically requires personal guarantees or endorsements of the borrowers' principal owners.

Construction and Land Development Lending

The Bank makes local construction loans, primarily residential, and land acquisition and development loans. The construction loans are secured by residential houses under construction and the underlying land for which the loan was obtained. The average life of most construction loans is less than one year and the Bank offers both fixed and variable rate interest structures. The interest rate structure offered to customers depends on the total amount of these loans outstanding and the impact of the interest rate structure on the Bank's overall interest rate risk. There are two characteristics of construction lending which impact its overall risk as compared to residential mortgage lending. First, there is more concentration risk due to the extension of a large loan balance through several lines of credit to a single developer or contractor. Second, there is more collateral risk due to the fact that loan funds are provided to the borrower based upon the estimated value of the collateral after completion. This could cause an inaccurate estimate of the amount needed to complete construction or an excessive loan-to-value ratio. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of the estimated appraised value of the finished home. The Bank also obtains a first lien on the property as security for its construction loans and typically requires personal guarantees from the borrower's principal owners. Finally, the Bank performs inspections of the construction projects to ensure that the percentage of construction completed correlates with the amount of draws on the construction line of credit.

Commercial and Industrial Lending

Commercial business loans generally have more risk than residential mortgage loans, but have higher yields. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In contrast, commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as commercial real estate, accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, which include personal installment loans, personal lines of credit, automobile loans, and credit card loans. The Bank originates its consumer loans within its geographic market area and these loans are generally made to customers with whom the Bank has an existing relationship. Consumer loans generally entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral on a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on the proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and from any verifiable secondary income. Although creditworthiness of the applicant is the primary consideration, the underwriting process also includes an analysis of the value of the security in relation to the proposed loan amount.

Competition

There is competition for both loans and deposits within the Company's trade area. Competition for loans comes from other commercial banks, savings banks, credit unions, mortgage brokers, finance companies, insurance companies, and other institutional lenders. Competition for deposits comes from other commercial banks, savings banks, credit union, brokerage firms, and other financial institutions. Based on total deposits at June 30, 2006 as reported to the FDIC, the Company has 17.8% of the total deposits in its market area, which is the second largest share behind BB&T.

Supervision and Regulation

General. As a bank holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower.

The following sections summarize the significant federal and state laws applicable to the Company and its subsidiaries. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act. Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company level are limited to the following:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;

- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act, which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Although the Company has not elected to become a financial holding company in order to exercise the broader activity powers provided by the GLBA, the Company may elect do so in the future.

Payment of Dividends. The Company is a legal entity separate and distinct the Bank. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2006, the Bank declared $1,200,000 in dividends payable to the Company.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Accounts, Assessments and Regulation by the FDIC. The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank subsidiary are subject to the deposit insurance assessments of the Bank Insurance Fund ("BIF") of the FDIC. The FDIC has implemented a risk-based deposit insurance assessment system under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. In addition, the FDIC has authority to impose special assessments from time to time.

The FDIC is authorized to prohibit any BIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

Capital Requirements. The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets of 8%. At least half of the total capital must be composed of "Tier 1 Capital", which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital", which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness. In sum, the capital measures used by the federal banking regulators are as follows:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the leverage ratio.

Under these regulations, a bank will be classified as follows:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or greater, a Tier 1 Capital ratio of less than 4% - or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan acceptable to the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain well capitalized under these guidelines.

Other Safety and Soundness Regulations. There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event that the depository institution is insolvent or is in danger of becoming insolvent. For example, under the requirements of the Federal Reserve Board with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so otherwise. In addition, the "cross-guarantee" provisions of federal law require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by the FDIC as a result of the insolvency of commonly controlled insured depository institutions or for any assistance provided by the FDIC to commonly controlled insured depository institutions in danger of failure. The FDIC may decline to enforce the cross-guarantee provision if it determines that a waiver is in the best interests of the deposit insurance funds. The FDIC's claim for reimbursement under the cross guarantee provisions is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and nonaffiliated holders of subordinated debt of the commonly controlled insured depository institutions.

Interstate Banking and Branching. Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Effective June 1, 1997, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, as long as neither of the states had opted out of such interstate merger authority prior to such date. After a bank has established branches in a state through an interstate merger transaction, the bank may establish and acquire additional branches at any location in the state where a bank headquartered in that state could have established or acquired branches under applicable federal or state law.

Monetary Policy. The commercial banking business is affected not only by general economic conditions but also by the monetary policies of the Federal Reserve Board. The instruments of monetary policy employed by the Federal Reserve Board include open market operations in United States government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against deposits held by all federally insured banks. The Federal Reserve Board's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. In view of changing conditions in the national and international economy and in the money markets, as well as the effect of actions by monetary fiscal authorities, including the Federal Reserve Board, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Bank.

Federal Reserve System. In 1980, Congress enacted legislation that imposed reserve requirements on all depository institutions that maintain transaction accounts or nonpersonal time deposits. NOW accounts, money market deposit accounts and other types of accounts that permit payments or transfers to third parties fall within the definition of transaction accounts and are subject to these reserve requirements, as are any nonpersonal time deposits at an institution.

The reserve percentages are subject to adjustment by the Federal Reserve Board. Because required reserves must be maintained in the form of vault cash or in a non-interest-bearing account at, or on behalf of, a Federal Reserve Bank, the effect of the reserve requirement is to reduce the amount of the institution's interest-earning assets.

Transactions with Affiliates. Transactions between banks and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a bank is any bank or entity that controls, is controlled by or is under common control with such bank. Generally, Sections 23A and 23B (i) limit the extent to which the Bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such institution's capital stock and surplus, and maintain an aggregate limit on all such transactions with affiliates to an amount equal to 20% of such capital stock and surplus, and (ii) require that all such transactions be on terms substantially the same, or at least as favorable, to the association or subsidiary as those provided to a nonaffiliate. The term "covered transaction" includes the making of loans, purchase of assets, issuance of a guarantee and similar other types of transactions.

Loans to Insiders. The Federal Reserve Act and related regulations impose specific restrictions on loans to directors, executive officers and principal shareholders of banks. Under Section 22(h) of the Federal Reserve Act, loans to a director, an executive officer and to a principal shareholder of a bank, and some affiliated entities of any of the foregoing, may not exceed, together with all other outstanding loans to such person and affiliated entities, the bank's loan-to-one borrower limit. Loans in the aggregate to insiders and their related interests as a class may not exceed two times the bank's unimpaired capital and unimpaired surplus until the bank's total assets equal or exceed $100,000,000, at which time the aggregate is limited to the bank's unimpaired capital and unimpaired surplus. Section 22(h) also prohibits loans, above amounts prescribed by the appropriate federal banking agency, to directors, executive officers and principal shareholders of a bank or bank holding company, and their respective affiliates, unless such loan is approved in advance by a majority of the board of directors of the bank with any "interested" director not participating in the voting. The FDIC has prescribed the loan amount, which includes all other outstanding loans to such person, as to which such prior board of director approval is required, as being the greater of $25,000 or 5% of capital and surplus (up to $500,000). Section 22(h) requires that loans to directors, executive officers and principal shareholders be made on terms and underwriting standards substantially the same as offered in comparable transactions to other persons.

Community Reinvestment Act. Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

The Gramm-Leach-Bliley Act and federal bank regulators have made various changes to the Community Reinvestment Act. Among other changes, Community Reinvestment Act agreements with private parties must be disclosed and annual reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become a financial holding company and no new activities authorized under the GLBA may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" rating in its latest Community Reinvestment Act examination.

Fair Lending; Consumer Laws. In addition to the Community Reinvestment Act, other federal and state laws regulate various lending and consumer aspects of the banking business. Governmental agencies, including the Department of Housing and Urban Development, the Federal Trade Commission and the Department of Justice, have become concerned that prospective borrowers experience discrimination in their efforts to obtain loans from depository and other lending institutions. These agencies have brought litigation against depository institutions alleging discrimination against borrowers. Many of these suits have been settled, in some cases for material sums, short of a full trial.

These governmental agencies have clarified what they consider to be lending discrimination and have specified various factors that they will use to determine the existence of lending discrimination under the Equal Credit Opportunity Act and the Fair Housing Act, including evidence that a lender discriminated on a prohibited basis, evidence that a lender treated applicants differently based on prohibited factors in the absence of evidence that the treatment was the result of prejudice or a conscious intention to discriminate, and evidence that a lender applied an otherwise neutral non-discriminatory policy uniformly to all applicants, but the practice had a discriminatory effect, unless the practice could be justified as a business necessity .

Banks and other depository institutions also are subject to numerous consumer-oriented laws and regulations. These laws, which include the Truth in Lending Act, the Truth in Savings Act, the Real Estate Settlement Procedures Act, the Electronic Funds Transfer Act, the Equal Credit Opportunity Act, and the Fair Housing Act, require compliance by depository institutions with various disclosure requirements and requirements regulating the availability of funds after deposit or the making of some loans to customers.

Gramm-Leach-Bliley Act of 1999. The Gramm-Leach-Bliley Act of 1999 was signed into law on November 12, 1999. The GLBA covers a broad range of issues, including a repeal of most of the restrictions on affiliations among depository institutions, securities firms and insurance companies. The following description summarizes some of its significant provisions.

The GLBA repeals sections 20 and 32 of the Glass-Steagall Act, thus permitting unrestricted affiliations between banks and securities firms. It also permits bank holding companies to elect to become financial holding companies. A financial holding company may engage in or acquire companies that engage in a broad range of financial services, including securities activities such as underwriting, dealing, investment, merchant banking, insurance underwriting, sales and brokerage activities. In order to become a financial holding company, the bank holding company and all of its affiliated depository institutions must be well-capitalized, well-managed and have at least a satisfactory Community Reinvestment Act rating.

The GLBA provides that the states continue to have the authority to regulate insurance activities, but prohibits the states in most instances from preventing or significantly interfering with the ability of a bank, directly or through an affiliate, to engage in insurance sales, solicitations or cross-marketing activities. Although the states generally must regulate bank insurance activities in a nondiscriminatory manner, the states may continue to adopt and enforce rules that specifically regulate bank insurance activities in specific areas identified under the law. Under the new law, the federal bank regulatory agencies adopted insurance consumer protection regulations that apply to sales practices, solicitations, advertising and disclosures.

The GLBA adopts a system of functional regulation under which the Federal Reserve Board is designated as the umbrella regulator for financial holding companies, but financial holding company affiliates are principally regulated by functional regulators such as the FDIC for state nonmember bank affiliates, the Securities and Exchange Commission for securities affiliates, and state insurance regulators for insurance affiliates. It repeals the broad exemption of banks from the definitions of "broker" and "dealer" for purposes of the Securities Exchange Act of 1934, as amended. It also identifies a set of specific activities, including traditional bank trust and fiduciary activities, in which a bank may engage without being deemed a "broker," and a set of activities in which a bank may engage without being deemed a "dealer." Additionally, the new law makes conforming changes in the definitions of "broker" and "dealer" for purposes of the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended.

The GLBA contains extensive customer privacy protection provisions. Under these provisions, a financial institution must provide to its customers, both at the inception of the customer relationship and on an annual basis, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. The new law provides that, except for specific limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. An institution may not disclose to a non-affiliated third party, other than to a consumer reporting agency, customer account numbers or other similar account identifiers for marketing purposes. The GLBA also provides that the states may adopt customer privacy protections that are more strict than those contained in the act.

Bank Secrecy Act. Under the Bank Secrecy Act ("BSA"), a financial institution is required to have systems in place to detect certain transactions, based on the size and nature of the transaction. Financial institutions are generally required to report cash transactions involving more than $10,000 to the United States Treasury. In addition, financial institutions are required to file suspicious activity reports for transactions that involve more than $5,000 and which the financial institution knows, suspects or has reason to suspect, involves illegal funds, is designed to evade the requirements of the BSA or has no lawful purpose. The USA PATRIOT Act, enacted in response to the September 11, 2001 terrorist attacks, requires bank regulators to consider a financial institution's compliance with the BSA when reviewing applications from a financial institution. As part of its BSA program, the USA PATRIOT Act also requires a financial institution to follow recently implemented customer identification procedures when opening accounts for new customers and to review lists of individuals and entities who are prohibited from opening accounts at financial institutions.

Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered or that file reports under the Securities Exchange Act of 1934. In particular, the Sarbanes-Oxley Act establishes: (i) new requirements for audit committees, including independence, expertise, and responsibilities; (ii) additional responsibilities regarding financial statements for the Chief Executive Officer and Chief Financial Officer of the reporting company; (iii) new standards for auditors and regulation of audits; (iv) increased disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) new and increased civil and criminal penalties for violations of the securities laws. Many of the provisions were effective immediately while other provisions become effective over a period of time and are subject to rulemaking by the SEC. Because the Corporation's common stock is registered with the SEC, it is currently subject to this Act. As an accelerated filer as defined in Rule 12b-2 of the Securities Exchange Act of 1934, the Company was subject to section 404 of the Sarbanes-Oxley Act, which requires an evaluation of the Company's internal control over financial reporting, for the year ended December 31, 2006.

Future Regulatory Uncertainty. Because federal regulation of financial institutions changes regularly and is the subject of constant legislative debate, the Company cannot forecast how federal regulation of financial institutions may change in the future and impact its operations. Although Congress in recent years has sought to reduce the regulatory burden on financial institutions with respect to the approval of specific transactions, the Company fully expects that the financial institution industry will remain heavily regulated in the near future and that additional laws or regulations may be adopted further regulating specific banking practices.

Item 1A. Risk Factors

The Company is subject to many risks that could adversely affect its future financial condition and performance and, therefore, the market value of its securities. The risk factors applicable to the Company include, but are not limited to the following:

The Company may not be able to successfully manage its growth or implement its growth strategy, which may adversely affect results of operations and financial condition.

A key component of the Company's business strategy is to continue to grow and expand. The Company's ability to grow and expand depends upon its ability to open new branch locations, attract new deposits to the existing and new branch locations, and identify attractive loan and investment opportunities.

The Company may not be able to implement its growth strategy if it is unable to identify attractive markets or branch locations. Once identified, successfully managing growth will depend on integrating the new branch locations while maintaining adequate capital, cost controls and asset quality. As this growth strategy is implemented, the Company will incur construction costs and increased personnel, occupancy and other operating expenses. Because these costs are incurred before new deposits and loans are generated, adding new branch locations will initially decrease earnings, despite efficient execution of this strategy.

The Company's success depends upon its ability to compete effectively in the banking industry.

The Company's banking subsidiary faces competition from banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in our market area. Certain divisions within the banking subsidiary face competition from wealth management and investment brokerage firms. A number of these banks and other financial institutions are significantly larger and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. This competition may reduce or limit our margins and our market share and may adversely affect our results of operations and financial condition.

The Company's success depends upon its ability to manage interest rate risk.

The profitability of the Company depends significantly on its net interest income, which is the difference between the interest earned on loans, securities and other interest-earning assets, and the interest paid on deposits and borrowings. Changes in interest rates will affect the rates earned on securities and loans and rates paid on deposits and other borrowings. The Company attempts to minimize, but cannot eliminate, its exposure to interest rate risk because the factors which cause interest rate risk are beyond the Company's control. These factors include competition, federal economic, monetary and fiscal policies, and general economic conditions. The Company believes that its current interest rate exposure does not present any significant negative exposure to interest rate changes.

The Company's concentration in loans secured by real estate may increase its credit losses, which would negatively affect our financial results.

At December 31, 2006, loans secured by real estate totaled $328,700,000 and represented 85.1% of the Company's loan portfolio. A major change in the local real estate market or in the local or national economy could adversely affect borrowers' ability to pay these loans, which could negatively affect the Company's financial performance. The Company attempts to limit its exposure to this risk by applying good underwriting practices at origination, evaluating the appraisals used to establish property values, and routinely monitoring the financial condition of borrowers. The local real estate market remains strong and the Company is comfortable with its exposure to fluctuations in real estate values.

The Company could be adversely affected by economic conditions in its market area.

The Company's branches are located in the counties of Clarke and Frederick and the City of Winchester. The local economy has continued to be strong and these areas have some of the lowest unemployment rates in the state of Virginia. A significant decline in economic conditions caused by inflation, recession, unemployment or other factors beyond our control would negatively impact the Company's financial condition and performance. These changes could influence the growth rates of loans and deposits, the asset quality of the loan portfolio, and pricing of loans and deposits.

The Company relies heavily on its senior management team and the unexpected loss of key officers could adversely affect operations.

The Company believes that its growth and success depends heavily upon the skills of its senior management team. The Company also depends on the experience of its subsidiary's officers and on their relationships with the customers they serve. The loss of one or more of these officers could disrupt the Company's operations and impair its ability to implement its business strategy, which could adversely affect the Company financial condition and performance.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The Company owns or leases buildings which are used in normal business operations. The following list contains information about the business locations of the Company. Information about the functional purpose of the location and whether the location is owned or leased is included in the list. The Company believes that its properties are maintained in good operating condition and are suitable and adequate for its purposes.

Corporate Headquarters:

2 East Main Street Berryville, Virginia 22611 County of Clarke	The main office, owned by the Bank, is a two-story building of brick construction. It houses a full-service branch location, including lending services. In addition, it houses the Bank's Trust, Operations, Information Technology, Finance, Human Resources, and Marketing Departments. This location has an ATM, but no drive-up banking.

Banking Locations:

108 West Main Street Boyce, Virginia 22620	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking, but no ATM.
202 North Loudoun Street Winchester, Virginia 22601	This location, owned by the Bank, is a three-story brick building that was acquired in 2003. The first floor houses the branch services, including drive-up banking and a drive-up ATM. Also on this floor are employees of the Bank's investment services division. The Bank's loan department is located on the second floor, which includes loan officers, loan operations and collections. The basement of this location has been renovated to serve as a training facility for the Bank. The third floor is currently leased to several businesses whose leases the Bank assumed at purchase.
400 McNeil Drive Berryville, Virginia 22611	This location, owned by the Bank, offers drive-up banking only. It also has a drive-up ATM.
1508 Senseny Road Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
1460 North Frederick Pike Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
3360 Valley Pike Winchester, Virginia 22602	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
1879 Berryville Pike Winchester, Virginia 22602	The Bank leases the land on which this branch was constructed. This location has a full-service lobby, including lending services. It also has drive-up banking and a drive-up ATM.
382 Fairfax Pike Stephens City, Virginia 22655	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM.
625 East Jubal Early Drive Winchester, Virginia 22601	The Bank leases this location. It has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM.
190 Campus Boulevard, Suite 120 Winchester, Virginia 22601	This Bank leases this branch office, which is located within a regional medical center. This location has a full-service lobby, including lending services and a walk-up ATM. This location does not have drive-up banking.
110 Crock Wells Mill Drive Winchester, Virginia 22603	This location, owned by the Bank, has a full-service lobby, including lending services. It also has drive-up banking and a walk-up ATM.

Other Properties:

40 West Piccadilly Street Winchester, Virginia 22601	The branch located at this address was moved during January 2004 to 202 North Loudoun Street. The Bank no longer intends to use this property for future growth and, therefore, it is currently being offered for sale.
2555 Pleasant Valley Road Winchester, Virginia 22601	This property was purchased during 2002 to serve as a future branch site. The Bank has not determined when construction will begin on this location.
18 North Church Street Berryville, Virginia	This building is currently leased as office space. The Bank intends to hold this property for future growth.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or of which the property of the Company is subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders through the solicitation of proxies or otherwise during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's common stock is not listed for trading on a registered exchange or quoted on the National Association of Securities Dealers Automated Quotation System (NASDAQ). Shares of the common stock of the Company are traded on the over-the-counter (OTC) market and quoted on the OTC Bulletin Board under the symbol "EFSI." The OTC Bulletin Board provides information about the common stock to professional market makers who match sellers with buyers. Securities brokers can obtain information from the OTC Bulletin Board when working with clients. When a client decides to initiate a transaction, the broker will contact one of the stock's market makers.

The Company has a limited record of trades involving its common stock in the sense of "bid" and "ask" prices or in highs and lows. The effort to accurately disclose trading prices is made more difficult due to the fact that price per share information is not required to be disclosed to the Company when shares of its stock have been sold by holders and purchased by others. The table titled "Common Stock Market Price and Dividend Data" summarizes the high and low sales prices of shares of the Company's common stock on the basis of trades known to the Company (including trades through the OTC Bulletin Board) and dividends declared during 2006 and 2005. The Company may not be aware of the per share price of all trades made. Amounts in the table have been adjusted to reflect the two-for-one stock split of the Company's common stock on March 15, 2006.

Common Stock Market Price and Dividend Data

	2006		2005		Dividends Per Share	
	High	Low	High	Low	2006	2005
1st Quarter	$35.00	$27.75	$22.63	$21.05	$0.14	$0.11
2nd Quarter	33.75	31.25	24.00	21.88	0.15	0.12
3rd Quarter	34.00	30.10	26.00	24.00	0.15	0.13
4th Quarter	32.00	29.64	28.50	25.75	0.16	0.14

As of March 1, 2007, the Company had approximately 1,265 shareholders of record.

The Company has historically paid dividends on a quarterly basis. The final determination of the timing, amount and payment of dividends on the Common Stock is at the discretion of the Company's Board of Directors. Some of the factors affecting the payment of dividends on the Company's common stock are operating results, financial condition, capital adequacy, regulatory requirements and shareholders returns.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiaries. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the state of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state of Virginia and the Federal Reserve have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. Under the Federal Reserve's regulations, the Bank may not declare or pay any dividend in excess of its net income for the current year plus any retained net income from the prior two calendar years. The Bank may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

In addition, the Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect its dividend policies. The Federal Reserve has indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

The Company did not repurchase any shares of its common stock during the fourth quarter of 2006 and otherwise does not have any stock buy-back programs.

The following line graph compares the cumulative total return to the shareholders of the Company to the returns of the NASDAQ Bank Index and the NASDAQ Composite Index for the last five years. The amounts in the table represent the value of the investment on December 31st of the year indicated, assuming $100 was initially invested on December 31, 2001 and the reinvestment of dividends.


Eagle Financial Services, Inc.
NASDAQ Bank Index
NASDAQ Composite Index
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006

Index		2001		2002		2003		2004		2005		2006
Eagle Financial Services, Inc.	$	100	$	118	$	201	$	198	$	258	$	280
NASDAQ Bank Index		100		105		136		151		144		160
NASDAQ Composite Index		100		68		103		112		113		124

Item 6. Selected Financial Data

The following table presents selected financial data, which was derived from the Company's audited financial statements for the periods indicated.

	December 31,				
	2006	2005	2004	2003	2002
	(dollars in thousands, except per share amounts)				
Income Statement Data:					
Interest and dividend income	$ 29,209	$ 23,804	$ 19,288	$ 17,148	$ 15,970
Interest expense	11,705	6,883	4,395	3,972	4,618
Net interest income	$ 17,504	$ 16,921	$ 14,893	$ 13,176	$ 11,352
Provision for loan losses	300	620	525	650	700
Net interest income after provision for loan losses	$ 17,204	$ 16,301	$ 14,368	$ 12,526	$ 10,652
Noninterest income	5,447	5,166	4,766	3,920	3,468
Net revenue	$ 22,651	$ 21,467	$ 19,134	$ 16,446	$ 14,120
Noninterest expenses	14,301	13,445	12,522	10,649	9,082
Income before income taxes	$ 8,350	$ 8,022	$ 6,612	$ 5,797	$ 5,038
Applicable income taxes	2,492	2,410	2,002	1,760	1,494
Net Income	$ 5,858	$ 5,612	$ 4,610	$ 4,037	$ 3,544
Performance Ratios:					
Return on average assets	1.20%	1.28%	1.22%	1.26%	1.33%
Return on average equity	15.27%	16.57%	15.42%	15.47%	15.47%
Shareholders' equity to assets	7.98%	7.71%	7.73%	8.06%	8.34%
Dividend payout ratio	31.56%	27.09%	27.38%	27.61%	26.51%
Per Share Data (1):					
Net income, basic	$ 1.91	$ 1.84	$ 1.53	$ 1.36	$ 1.21
Net income, diluted	1.90	1.84	1.53	1.36	1.21
Cash dividends declared	0.60	0.50	0.42	0.38	0.32
Book value	13.23	11.77	10.57	9.47	8.25
Market price	30.00	28.25	22.13	22.90	13.75
Average shares outstanding, basic	3,071,930	3,042,204	3,007,364	2,975,970	2,939,990
Average shares outstanding, diluted	3,087,053	3,044,976	3,007,930	2,976,114	2,939,990
Balance Sheet Data:					
Total securities	91,624	82,693	74,238	47,891	40,335
Total loans	386,046	355,779	311,099	276,530	225,978
Total assets	$ 512,996	$ 466,971	$ 413,811	$ 352,010	$ 292,568
Total deposits	397,450	373,148	338,327	275,532	236,592
Shareholders' equity	40,937	35,995	31,969	28,366	24,402

(1) Per share amounts have been adjusted to reflect a two-for-one stock split of the Company's common stock on March 15, 2006.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The purpose of this discussion is to focus on the important factors affecting the financial condition, results of operations, liquidity and capital resources of Eagle Financial Services, Inc. (the "Company"). This discussion should be read in conjunction with the Company's Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented in Item 8, Financial Statements and Supplementary Data, of this Form 10-K.

GENERAL

The Company is a bank holding company which owns 100% of the stock of Bank of Clarke County (the "Bank"). Accordingly, the results of operations for the Company are dependent upon the operations of the Bank. The Bank conducts commercial banking business which consists of attracting deposits from the general public and investing those funds in commercial, consumer and real estate loans and corporate, municipal and U.S. government agency securities. The Bank's deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. At December 31, 2006, the Company had total assets of $512,996,000, net loans of $382,738,000, total deposits of $397,450,000 and shareholders' equity of $40,937,000. The Company's net income was $5,858,000 for the year ended December 31, 2006.

MANAGEMENT'S STRATEGY

The Company strives to be an outstanding financial institution in its market by building solid sustainable relationships with: (1) its customers, by providing highly personalized customer service, a network of conveniently placed branches and ATMs, a competitive variety of products/services and courteous, professional employees, (2) its employees, by providing generous benefits, a positive work environment, advancement opportunities and incentives to exceed expectations, (3) its communities, by participating in local concerns, providing monetary support, supporting employee volunteerism and providing employment opportunities, and (4) its shareholders, by providing sound profits and returns, sustainable growth, regular dividends and committing to our local, independent status.

OPERATING STRATEGY

The Bank is a locally owned and managed financial institution. This allows the Bank to be flexible and responsive in the products and services it offers. The Bank grows primarily by lending funds to local residents and businesses at a competitive price that reflects the inherent risk of lending. The Bank attempts to fund these loans through deposits gathered from local residents and businesses. The Bank prices its deposits by comparing alternative sources of funds and selecting the lowest cost available. When deposits are not adequate to fund asset growth, the Bank relies on borrowings, both short and long term. The Bank's primary source of borrowed funds is the Federal Home Loan Bank of Atlanta which offers numerous terms and rate structures to the Bank.

As interest rates change, the Bank attempts to maintain its net interest margin. This is accomplished by changing the price, terms, and mix of its financial assets and liabilities. The Bank also earns fees on services provided through its trust department, sales of investments through Eagle Investment Services, mortgage originations and deposit operations. The Bank also incurs noninterest expenses associated with compensating employees, maintaining and acquiring fixed assets, and purchasing goods and services necessary to support its daily operations.

The Bank has a marketing department which seeks to develop new business. This is accomplished through an ongoing calling program whereby account officers visit with existing and potential customers to discuss the products and services offered. The Bank also utilizes traditional advertising such as television commercials, radio ads, newspaper ads, and billboards.

CRITICAL ACCOUNTING POLICIES

The financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial information contained within these statements is, to a significant extent, based on measurements of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained when earning income, recognizing an expense, recovering an asset or relieving a liability. The Company uses historical loss factors as one element in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors that are used. In addition, GAAP itself may change from one previously acceptable method to another method. Although the economics of the transactions would be the same, the timing of events that would impact the transactions could change.

The allowance for loan losses is an estimate of the losses that may be sustained in the Company's loan portfolio. The allowance for loan losses is based on two accounting principles: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, Accounting for Contingencies, which requires that losses be accrued when their occurrence is probable and they can be estimated, and (2) SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the loan balance and the value of its collateral, the present value of future cash flows, or the price established in the secondary market. The Company's allowance for loan losses has three basic components: the formula allowance, the specific allowance and the unallocated allowance. Each of these components is determined based upon estimates that can and do change when actual events occur. The formula allowance uses historical experience factors to estimate future losses and, as a result, the estimated amount of losses can differ significantly from the actual amount of losses which would be incurred in the future. However, the potential for significant differences is mitigated by continuously updating the loss history of the Company. The specific allowance is based upon the evaluation of specific loans on which a loss may be realized. Factors such as past due history, ability to pay, and collateral value are used to identify those loans on which a loss may be realized. Each of these loans is then classified as to how much loss would be realized on its disposition. The sum of the losses on the individual loans becomes the Company's specific allowance. This process is inherently subjective and actual losses may be greater than or less than the estimated specific allowance. The unallocated allowance captures losses that are attributable to various economic events which may affect a certain loan type within the loan portfolio or a certain industrial or geographic sector within the Company's market. As the loans, which are affected by these events, are identified or losses are experienced on the loans which are affected by these events, they will be reflected within the specific or formula allowances. Note 1 to the Consolidated Financial Statements provides additional information related to the allowance for loan losses.

RESULTS OF OPERATIONS

Net Income

Net income for 2006 was $5,858,000, an increase of $246,000 or 4.38% over 2005's net income of $5,612,000. Net income for 2005 increased $1,002,000 or 21.74% over 2004's net income of $4,610,000. Diluted earnings per share were $1.90, $1.84 and $1.53 for 2006, 2005 and 2004, respectively.

Return on average assets (ROA) measures how efficiently the Company uses its assets to produce net income. Some issues reflected within this efficiency include the Company's asset mix, funding sources, pricing, fee generation, and cost control. The ROA for the Company was 1.20%, 1.28%, and 1.22% for 2006, 2005 and 2004, respectively. An increase in the rate paid on deposits, an increase in Federal Home Loan Bank advances, and a decrease in other service charges and fees caused the 8 basis point decrease from 2005 to 2006. An increase in loans and securities, and controls on noninterest expenses caused the 6 basis point increase from 2004 to 2005.

Return on average equity (ROE) measures the utilization of shareholders' equity in generating net income. This measurement is affected by the same factors as ROA with consideration to how much of the Company's assets are funded by the shareholders. The ROE for the Company was 15.27%, 16.57%, and 15.42% for 2006, 2005 and 2004, respectively.

Net Interest Income

Net interest income, the difference between total interest income and total interest expense, is the Company's primary source of earnings. Net interest income was $17,504,000 for 2006, $16,921,000 for 2005 and $14,893,000 for 2004, which represents increases of $583,000 or 3.45% for 2006 and $2,028,000 or 13.62% for 2005. Net interest income is derived from the volume of earning assets and the rates earned on those assets as compared to the cost of funds. Total interest income was $29,209,000 for 2006, $23,804,000 for 2005 and $19,288,000 for 2004, which represents increases of $5,405,000 or 22.7% for 2006 and $4,516,000 or 23.4% for 2005. Total interest expense was $11,705,000 for 2006, $6,883,000 for 2005 and $4,395,000 for 2004, which represents increases of $4,822,000 or 70.1% for 2006 and $2,488,000 or 56.6% for 2005. The increase in total interest expense can be attributed to relying more heavily on certificates of deposits and Federal Home Loan Bank advances. With regard to certificates of deposit, the Company had to offer promotional rates to both new and existing customers in order to attract and retain deposits, which accelerated their impact on the increase in interest expense. The table titled "Average Balances, Income and Expenses, Yields and Rates" displays the composition of interest earnings assets and interest bearing liabilities and their respective yields and rates for the years ended December 31, 2006, 2005 and 2004.

The net interest margin was 3.94%, for 2006, 4.25% for 2005 and 4.32% for 2004. The net interest margin is calculated by dividing tax-equivalent net interest income by total average earnings assets. Tax-equivalent net interest income is calculated by adding the tax benefit on certain securities and loans, whose interest is tax-exempt, to total interest income then subtracting total interest expense. The tax rate used to calculate the tax benefit was 34% for 2006, 2005 and 2004. The table titled "Tax-Equivalent Net Interest Income" reconciles net interest income to tax-equivalent net interest income, which is not a measurement under GAAP, for the years ended December 31, 2006, 2005 and 2004. The decreases of 31 basis points from 2005 to 2006 and 7 basis points from 2004 to 2005 in the net interest margin were due to a greater increase in the average rate on interest-bearing liabilities than the increase in the tax-equivalent yield on average earning assets.

The tax-equivalent yield on earning assets increased 55 basis points from 2005 to 2006 and 37 basis points from 2004 to 2005. The tax-equivalent yield on securities increased 21 basis points from 2005 to 2006, which was caused by replacing securities at a higher yield than those coming due and purchasing additional securities at prevailing market rates. The decrease of

4 basis points from 2004 to 2005 in the tax-equivalent yield on securities was due to securities being purchased with a lower yield than those already in the portfolio. The Company expects the yield on securities to increase during 2007 as existing securities mature whose rates are significantly lower than current market rates. The tax-equivalent yield on loans increased 63 basis points from 2005 to 2006 and 43 basis points from 2004 to 2005. Both increases were affected by increases in the Prime lending rate, which the Bank uses to index variable rate loans. The Prime lending rate, which is currently 8.25%, increased 200 basis points during 2005 and 100 basis points in 2006. The additional increase during 2006 can be attributed to the origination of loans at a higher rate than outstanding loans. The Company expects the yield on loans to remain stable during 2007.

Average Balances, Income and Expenses, Yields and Rates

(dollars in thousands)

	2006			2005			2004		
Assets:	Average Balance	Interest Income/ Expense	Average Rate	Average Balances	Interest Income/ Expense	Average Rate	Average Balances	Interest Income/ Expense	Average Rate
Securities:									
Taxable	$ 59,979	$ 2,628	4.38%	$ 56,364	$ 2,333	4.14%	$ 41,093	$ 1,736	4.22%
Tax-Exempt [1]	28,403	1,622	5.71%	23,240	1,332	5.73%	13,428	796	5.93%
Total Securities	$ 88,382	$ 4,250	4.81%	$ 79,604	$ 3,665	4.60%	$ 54,521	$ 2,532	4.64%
Loans:									
Taxable	367,504	25,303	6.89%	327,128	20,455	6.25%	289,324	16,824	5.81%
Tax-Exempt [1]	2,649	186	7.02%	2,563	177	6.91%	2,272	162	7.13%
Total Loans	$ 370,153	$ 25,489	6.89%	$ 329,691	$ 20,632	6.26%	$ 291,596	$ 16,986	5.83%
Federal funds sold	957	55	5.75%	493	15	3.04%	6,144	93	1.51%
Interest-bearing deposits in other banks	532	30	5.64%	253	5	1.98%	197	2	1.02%
Total earning assets	$ 460,024	$ 29,824	6.48%	$ 410,041	$ 24,317	5.93%	$ 352,458	$ 19,613	5.56%
Allowance for loan losses	(3,687)			(3,465)			(3,052)		
Total non-earning assets	33,194			31,002			29,895		
Total assets	$ 489,531			$ 437,578			$ 379,301		
Liabilities and Shareholders' Equity:									
Interest-bearing deposits:									
NOW accounts	$ 61,568	$ 1,069	1.74%	$ 64,873	$ 426	0.66%	$ 72,553	$ 476	0.66%
Money market accounts	49,850	1,190	2.39%	50,218	840	1.67%	47,035	520	1.11%
Savings accounts	44,630	585	1.31%	59,105	756	1.28%	42,629	356	0.84%
Time deposits:									
$100,000 and more	60,817	2,634	4.33%	36,138	1,146	3.17%	27,053	546	2.02%
Less than $100,000	75,985	2,985	3.93%	53,612	1,571	2.93%	44,211	958	2.17%
Total interest-bearing deposits	$ 292,850	$ 8,463	2.89%	$ 263,946	$ 4,739	1.80%	$ 233,481	$ 2,856	1.22%
Federal funds purchased and securities sold under agreements to repurchase	10,780	419	3.89%	11,076	349	3.15%	7,423	101	1.36%
Federal Home Loan Bank advances	52,914	2,217	4.19%	35,617	1,316	3.69%	29,257	1,087	3.72%
Trust preferred capital notes	7,217	606	8.40%	7,217	479	6.64%	7,217	353	4.39%
Total interest-bearing liabilities	$ 363,761	$ 11,705	3.22%	$ 317,856	$ 6,883	2.17%	$ 277,378	$ 4,397	1.59%
Noninterest-bearing liabilities:									
Demand deposits	85,376			84,017			70,487		
Other Liabilities	2,024			1,835			1,546		
Total liabilities	$ 451,161			$ 403,708			$ 349,411		
Shareholders' equity	38,370			33,870			29,890		
Total liabilities and shareholders' equity	$ 489,531			$ 437,578			$ 379,301		
Net interest income		$ 18,119			$ 17,434			$ 15,216	
Net interest spread			3.26%			3.76%			3.97%
Interest expense as a percent of average earning assets			2.54%			1.68%			1.25%
Net interest margin			3.94%			4.25%			4.32%

[1] Income and yields are reported on tax-equivalent basis using a federal tax rate of 34%.

Tax-Equivalent Net Interest Income
(dollars in thousands)

	December 31,		
	2006	**2005**	**2004**
GAAP Financial Measurements:			
Interest Income - Loans	$ 25,426	$ 20,572	$ 16,931
Interest Income - Securities and Other Interest-Earnings Assets	3,783	3,232	2,357
Interest Expense - Deposits	8,462	4,739	2,856
Interest Expense - Other Borrowings	3,243	2,144	1,539
Total Net Interest Income	$ 17,504	$ 16,921	$ 14,893
Non-GAAP Financial Measurements:			
Add: Tax Benefit on Tax-Exempt Interest Income - Loans	$ 63	$ 60	$ 53
Add: Tax Benefit on Tax-Exempt Interest Income - Securities and Other Interest-Earnings Assets	552	453	270
Total Tax Benefit on Tax-Exempt Interest Income	$ 615	$ 513	$ 323
Tax-Equivalent Net Interest Income	$ 18,119	$ 17,434	$ 15,216

The average rate on interest-bearing liabilities increased 105 basis points from 2005 to 2006 and 58 basis points from 2004 to 2005. These changes were caused primarily by deposit pricing and product mix. The average rate on total interest-bearing deposits increased 109 basis points from 2005 to 2006 and 58 basis points from 2004 to 2005. In general, deposit pricing is done in response to monetary policy actions and yield curve changes. As discussed above, the Company relied more heavily on promotional certificates of deposit, whose rates are primarily based on the local competition for funds, during 2006. This is reflected in the increase of 108 basis points in the average rate on total time deposits from 2005 to 2006. As a substitute for promotional certificates of deposit, the Company issued $10,000,000 in brokered certificates of deposit during the fourth quarter of 2006. The rates on these brokered certificates of deposit were comparable to promotional rates available in the market at that time, but the funds were gathered more efficiently and did not cause existing deposits to reprice. Although the Company prefers to rely more heavily on non-maturity deposits, which include NOW accounts, money market accounts, and savings accounts, interest sensitive customers have exchanged accessibility for a higher yield over a fixed term. The average balance of non-maturity interest-bearing deposits decreased $18,148,000 or 10.4% from $174,196,000 during 2005 to $156,048,000 during 2006. The Company expects rates on interest-bearing deposits to increase during 2007 due to the maturity of outstanding time deposits being repriced at prevailing rates. Changes in the average rate on interest-bearing liabilities can also be affected by the pricing on other sources of funds, namely borrowings. The Company utilized overnight borrowings in the form of federal funds purchased and retail repurchase agreements. The average rate on these borrowings increased 74 basis points from 2005 to 2006 and 179 basis points from 2004 to 2005. The cost of federal funds purchased is affected by the Federal Reserve's changes in the federal funds target rate, which was increased from 4.25% to 5.25% during 2006. The rate on retail repurchase agreements is variable and changes monthly. The Company also borrows from the Federal Home Loan Bank (FHLB) in the form of short and long term advances. The average rate on FHLB advances increased 50 basis points from 2005 to 2006, which can be attributed to additional advances with higher rates than the outstanding advances. The decrease of 3 basis points from 2004 to 2005 in the average rate on FHLB advances can be attributed to additional advances with lower rates than the outstanding advances.

Despite decreases in the net interest margin during 2005 and 2006, the Company's net interest income increased during each period. The table titled "Volume and Rate Analysis" provides information about the effect of growth in financial assets and liabilities and changes in rates on net interest income. Tax-equivalent net interest income increased $685,000 during 2006 which is comprised of an increase due to volume of $910,000 and a decrease due to rates of $225,000. Tax-equivalent net interest income increased $2,218,000 during 2005 which is comprised of an increase due to volume of $3,360,000 and a decrease due to rates of $1,142,000. The increase in tax-equivalent net interest income during 2006 was affected by increases in the volume of loans, time deposits, and Federal Home Loan Bank advances and increases in the rates on loans, NOW accounts, and time deposits. The increase in tax-equivalent net interest income during 2005 was affected by increases in the volume of securities, loans, federal funds sold, and time deposits and increases in the rates on loans, money market accounts, savings accounts, and time deposits.

Volume and Rate Analysis (Tax-Equivalent Basis)
(dollars in thousands)

	2006 vs 2005 Increase (Decrease) Due to Changes in:			2005 vs 2004 Increase (Decrease) Due to Changes in:		
	Volume	Rate	Total	Volume	Rate	Total
Earning Assets:						
Securities:						
Taxable	$ 155	$ 140	$ 295	$ 629	$ (32)	$ 597
Tax-exempt	295	(5)	290	562	(26)	536
Loans:						
Taxable	2,650	2,198	4,848	2,299	1,332	3,631
Tax-exempt	6	3	9	20	(5)	15
Federal funds sold	21	19	40	767	(845)	(78)
Interest-bearing deposits in other banks	9	16	25	1	2	3
Total earning assets	$ 3,136	$ 2,371	$ 5,507	$ 4,278	$ 426	$ 4,704
Interest-Bearing Liabilities:						
NOW accounts	$ (21)	$ 664	$ 643	$ (50)	$ -	$ (50)
Money market accounts	(6)	356	350	38	282	320
Savings accounts	(189)	18	(171)	170	230	400
Time deposits:						
$100,000 and more	969	519	1,488	223	377	600
Less than $100,000	778	636	1,414	232	381	613
Total interest-bearing deposits	$ 1,531	$ 2,193	$ 3,724	$ 613	$ 1,270	$ 1,883
Federal funds purchased and securities sold under agreements to repurchase	$ (9)	$ 79	$ 70	$ 67	$ 181	$ 248
Federal Home Loan Bank Advances	704	197	901	238	(9)	229
Trust preferred capital notes	-	127	127	-	126	126
Total interest-bearing liabilities	$ 2,226	$ 2,596	$ 4,822	$ 918	$ 1,568	$ 2,486
Change in net interest income	$ 910	$ (225)	$ 685	$ 3,360	$(1,142)	$ 2,218

Provision for Loan Losses

The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses as discussed within the Critical Accounting Policies section above. The provision for loan losses was $300,000 for 2006, $620,000 for 2005, and $525,000 for 2004. This amount is affected by several factors including the growth rate of loans, net charge-offs, and the amount of potential losses within the loan portfolio. The $320,000 decrease in the provision for loan losses during 2006 as compared to 2005 can be attributed to enhancements to the analysis used to determine an adequate allowance for loan losses. This analysis, which considered net charge-offs and the provision, indicated that the Company had an excess amount of allowance for loan losses at December 31, 2006. The $95,000 increase in provision for loan losses during 2005 as compared to 2004 can be attributed to growth in total loans outstanding and an increase in net charge-offs.

Noninterest Income

Total noninterest income was $5,447,000, $5,166,000, and $4,766,000 during 2006, 2005 and 2004, respectively. This represents an increase of $281,000 or 5.4% for 2006 and $400,000 or 8.39% for 2005. Management reviews the activities which generate noninterest income on an ongoing basis. The following paragraphs provide information about activities which are included within the respective Consolidated Statements of Income headings.

The Company had no sales of securities which resulted in a gain or loss during 2006. The Company earned $20,000 on sales of securities during 2005. The sales during 2005 were comprised of mortgage-backed securities.

Trust department income was $853,000, $624,000, and $482,000 during 2006, 2005 and 2004, respectively. This represents an increase of $229,000 or 36.7% during 2006 and $142,000 or 29.5% during 2005. The amount of trust department income is determined by the number of active accounts and total assets under management. Also, income can fluctuate due to the number of estates settled within any period.

Service charges on deposit accounts were $2,113,000, $2,013,000, and $1,710,000 during 2006, 2005 and 2004, respectively. This represents an increase of $100,000 or 5.0% for 2006 and $303,000 or 17.7% for 2005. Service charges on deposit accounts is derived from the volume of demand and savings accounts generated through the Bank's branch network and the Bank continues to see an increase in these account types. Management expects continued growth in the number of deposit accounts and, therefore, expects service charges on deposit accounts to increase proportionately during future periods.

Other service charges and fees were $2,162,000, $2,196,000, and $1,950,000 during 2006, 2005 and 2004, respectively. This represents a decrease of $34,000 or 1.6% for 2006 and an increase of $246,000 or 12.6% for 2005. The decrease during 2006 can be attributed to a significant decrease in mortgage origination fees combined with increases in fees received from the Bank's credit card and ATM/debit card programs. The increase during 2005 can be attributed to increases in commissions received from the sale of non-deposit investment products through Eagle Investment Services, fees generated from the Bank's ATM/debit card programs, and fees generated from the origination of mortgage loans for the secondary market combined with a decrease in fees received from the Bank's credit card program. Commissions received from the sale of non-deposit investment products were $607,000, $534,000 and $465,000 during 2006, 2005 and 2004, respectively. This represents an increase of $73,000 or 13.7% during 2006 and $69,000 or 14.8% during 2005. These increases were realized through both the development of new customers and providing additional products to existing customers. This amount is expected to increase during 2007 due to ongoing business development and referral programs. Fees received from the Bank's credit card program were $331,000, $247,000 and $258,000 during 2006, 2005 and 2004, respectively. This represents an increase of $84,000 or 34.0% during 2006 and a decrease of $11,000 or 4.3% during 2005. Fees received from the Bank's credit card program are derived from the volume of credit card activity and fees received from merchant accounts. These fees should increase slightly during 2007 due to an increase in the volume of credit card activity and the number of merchant accounts. Fees generated from the Bank's ATM/debit card programs were $713,000, $604,000 and $534,000 during 2006, 2005 and 2004, respectively. This represents an increase of $109,000 or 18.1% during 2006 and $70,000 or 13.1% during 2005. The increase during 2006 was realized through higher transaction volumes on the cards outstanding and fees earned on the Bank's commercial debit cards, which earn higher transaction fees and have less loss liability than consumer debit cards. This amount is expected to increase slightly during 2007 due to higher transaction volumes. Fees generated from the origination of mortgage loans for the secondary market was $212,000, $585,000 and $471,000 during 2006, 2005 and 2004, respectively. This represents a decrease of $373,000 or 63.8% during 2006 and an increase of $114,000 or 24.2% during 2005. The decrease during 2006 reflects a slowdown in mortgage refinancing and home sales with the local market. Fees received from the origination of mortgage loans are expected to increase during 2007 due to increased home sales and additional marketing efforts.

Other operating income was $319,000, $313,000, and $468,000 for 2006, 2005 and 2006, respectively. This represents an increase of $6,000 or 1.9% for 2006 and a decrease of $155,000 or 33.1% for 2005.

Noninterest Expenses

Total noninterest expenses were $14,301,000, $13,445,000, and $12,522,000 during 2006, 2005 and 2004, respectively. This represents an increase of $856,000 or 6.4% for 2006 and $923,000 or 7.4% for 2005. The efficiency ratio of the Company was 60.68%, 59.49% and 62.66% for 2006, 2005 and 2004, respectively. The efficiency ratio is calculated by dividing total noninterest expenses by the sum of tax-equivalent net interest income and total noninterest income, excluding securities gains and losses. A reconciliation of tax-equivalent net interest income, which is not a measurement under GAAP, to net interest income is presented within the *Net Interest Income* section above. It is management's objective to maintain an efficiency ratio at or below 65.0% for the Company. The following paragraphs provide information about expenses which are included within the respective Consolidated Statements of Income headings.

Salaries and employee benefits were $8,370,000, $7,853,000, and $7,518,000 during 2006, 2005 and 2004, respectively. This represents an increase of $517,000 or 6.6% for 2006 and $335,000 or 4.5% for 2005. These increases can be attributed to annual salary adjustments and the hiring of additional personnel to accommodate the continued growth of the Company.

Occupancy expenses were $988,000, $905,000, and $935,000 during 2006, 2005 and 2004, respectively. This represents an increase of $83,000 or 9.2% for 2006 and a decrease of $30,000 or 3.2% for 2005.

Equipment expenses were $713,000, $660,000, and $624,000 during 2006, 2005 and 2004, respectively. This represents an increase of $53,000 or 8.0% for 2006 and $36,000 or 5.8% for 2005.

Advertising and marketing expenses were $417,000, $402,000, and $390,000 during 2006, 2005 and 2004, respectively. This represents an increase of $15,000 or 3.7% for 2006 and $12,000 or 3.1% for 2005. This category contains numerous expense types such as advertising, public relations, business development, and charitable contributions. The annual budgeted amount of advertising and marketing expenses is directly related to the Company's growth in assets. The total amount of advertising and marketing expenses varies based on planned events and advertising campaigns. Expenses are allocated in a manner which focuses on effectively reaching existing and potential customers within the market and contributing to the community.

Other operating expenses were $3,109,000, $2,971,000, and $2,534,000 during 2006, 2005 and 2004. Other operating expenses increased $138,000 or 4.6% for 2006 and $437,000 or 17.3% during 2005. This category is primarily comprised of the cost for services required during normal operations of the Company. Expenses which are directly affected by the number of branch locations and volume of accounts at the Bank include postage, insurance, ATM network fees, and credit card processing fees. Other expenses within this category are auditing fees and computer software expenses.

Income Taxes

Income tax expense was $2,492,000, $2,410,000, and $2,002,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The increase in income tax expense can be attributed to increased taxable earnings at the federal statutory income tax rate of 34%. These amounts correspond to an effective tax rate of 29.84%, 30.04%, and 30.28% for 2006, 2005 and 2004, respectively. Note 8 to the Consolidated Financial Statements provides a reconciliation between income tax expense computed using the federal statutory income tax rate and the Company's actual income tax expense during 2006, 2005 and 2004. In addition, Note 8 to the Consolidated Financial Statements provides information regarding the principal items giving rise to deferred taxes for 2006 and 2005.

FINANCIAL CONDITION

Securities

Total securities at December 31, 2006 were $91,624,000 as compared to $82,693,000 as of December 31, 2005, which represents an increase of $8,931,000 or 10.8% during 2006. The table titled "Securities Portfolio" shows the carrying value of securities at December 31, 2006, 2005 and 2004. During 2006, the Company focused on increasing the securities portfolio proportionately to the growth in total assets and maintaining the yield of the portfolio. The increase provides additional collateral to pledge for public and other deposits as required by law and additional liquidity as discussed within the Liquidity section below. The Company purchased $20,431,000 in securities during 2006. This amount is comprised of $4,614,000 or 22.6% in tax-exempt obligations of states and political subdivisions, $6,433,000 or 31.5% in mortgage-backed securities, and $7,297,000 or 35.7% in obligations of U.S. government corporations and agencies. The Company did not have any securities from a single issuer, other than U.S. government agencies, whose amount exceeded 10% of shareholders' equity as of December 31, 2006. Note 2 to the Consolidated Financial Statements provides additional details about the Company's securities portfolio as of December 31, 2006 and 2005.

Securities Portfolio

(dollars in thousands)

	December 31,		
	2006	**2005**	**2004**
Securities available for sale:			
Obligations of U.S. government corporations and agencies	$ 35,016	$ 30,469	$ 26,560
Mortgage-backed securities	19,815	17,360	16,477
Obligations of states and political subdivisions	2,803	2,606	2,025
Corporate securities	1,753	3,698	7,405
Restricted stock	4,020	3,034	2,184
	$ 63,407	$ 57,167	$ 54,651
Securities held to maturity:			
Obligations of U.S. government corporations and agencies	$ 500	$ 1,001	$ 1,003
Mortgage-backed securities	379	501	1,256
Obligations of states and political subdivisions	27,338	24,024	17,327
	$ 28,217	$ 25,526	$ 19,586

The Company had $63,407,000 and $57,167,000 in securities classified as available for sale at December 31, 2006 and 2005, respectively, which represents an increase of $6,240,000 or 10.9% during 2006. The available for sale securities purchased during the year were primarily obligations of U.S. government corporations and agencies and mortgage-backed securities. The ability to dispose of available for sale securities prior to maturity provides management more options to react to future rate changes and provides more liquidity, when needed, to meet short-term obligations.

The Company had $28,217,000 and $25,526,000 in securities classified as held to maturity at December 31, 2006 and 2005, respectively, which represents an increase of $2,691,000 or 10.5% during 2006. The held to maturity securities purchased during the year were obligations of states and political subdivisions. The Company attempts to maintain a stable percentage of these securities in the portfolio due to their tax-exempt status.

The Company realized no gains from the sales and calls of securities during 2006. During 2005, the Company realized a gain of $20,000 from the sales and calls of securities having an amortized cost $728,000. The sales and calls during 2005 were comprised of mortgage-backed securities whose par value had decreased to less than 15% of its original par value.

The Company had an unrealized loss on available for sale securities of $533,000 and $863,000 at December 31, 2006 and 2005, respectively. Unrealized gains or losses on available for sale securities are reported within shareholders' equity, net of the related deferred tax effect, as accumulated other comprehensive income.

Maturity Distribution and Yields of Securities

(dollars in thousands)

	December 31, 2006									
	Due in one year or less		Due after 1 through 5 years		Due after 5 through 10 years		Due after 10 years and Equity Securities		Total	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Securities available for sale:										
Obligations of U.S. government corporations and agencies	$ 10,900	3.48%	$ 22,102	4.27%	$ 2,014	5.57%	$ -	-	$ 35,016	4.10%
Mortgage-backed securities	84	4.02%	2,160	3.95%	14,055	4.70%	3,516	4.88%	19,815	4.65%
Corporate securities	251	6.85%	1,237	6.71%	-	-	265	9.25%	1,753	7.11%
Other taxable securities	-	-	-	-	-	-	4,020	5.68%	4,020	5.68%
Total taxable	$ 11,235		$ 25,499		$ 16,069		$ 7,801		$ 60,604	
Obligations of states and political subdivisions, tax-exempt [1]	221	6.44%	921	7.11%	1,661	5.48%	-	-	2,803	6.08%
Total	$ 11,456		$ 26,420		$ 17,730		$ 7,801		$ 63,407	
Securities held to maturity:										
Obligations of U.S. government corporations and agencies	$ 500	2.47%	$ -	-	$ -	-	$ -	-	$ 500	2.47%
Mortgage-backed securities	-	-	-	-	379	3.86%	-	-	379	3.86%
Obligations of states and political subdivisions, taxable	-	-	230	6.28%	-	-	-	-	230	6.28%
Total taxable	$ 500		$ 230		$ 379		$ -		$ 1,109	
Obligations of states and political subdivisions, tax-exempt [1]	640	6.24%	2,081	5.76%	24,066	5.59%	321	6.44%	27,108	5.63%
Total	$ 1,140		$ 2,311		$ 24,445		$ 321		$ 28,217	
Total securities	$ 12,596		$ 28,731		$ 42,175		$ 8,122		$ 91,624	

[1] Yields on tax-exempt securities have been computed on a tax-equivalent basis using a federal tax rate of 34%.

The table titled "Maturity Distribution and Yields of Securities" shows the maturity period and average yield for the different types of securities in the portfolio at December 31, 2006. The table indicates that $41,327,000 or 45.1% of the portfolio will mature within five years. The held to maturity tax-exempt obligations of states and political subdivision which were purchased during 2006 and have final maturities ranging from eight to ten years are included in the $42,175,000 within the due after 5 through 10 years column. Although the mortgage-backed securities have maturities which are longer than five years, they provide monthly principal curtailments which can be reinvested at a prevailing rate or different term.

Loan Portfolio

The Company's primary use of funds is supporting lending activities from which it derives the greatest amount of interest income. Gross loans were $386,046,000 and $355,779,000 at December 31, 2006 and 2005, respectively. This represents an increase of $30,627,000 or 8.5% for 2006. The Company's significant loan growth during 2005 was accomplished through competitive loan pricing, experienced loan officers, and continuous sales efforts. Based on the current loan pipeline, the Company does not expect loans to increase significantly during the first quarter of 2007. The ratio of loans to deposits increased during the year from 95.35% to 97.13% at December 31, 2005 and 2006, respectively. At December 31, 2006, the loan portfolio consisted primarily of loans for owner-occupied single family dwellings, loans for commercial properties, and loans for construction and land development. The table titled "Loan Portfolio" shows the composition of the loan portfolio over the last five years.

Loan Portfolio

(dollars in thousands)

	December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
Loans secured by real estate:					
Construction and land development	$ 46,477	$ 42,835	$ 31,821	$ 24,536	$ 12,081
Secured by farmland	6,859	4,322	3,234	2,721	2,892
Secured by 1-4 family residential properties	173,839	160,963	144,377	137,166	111,273
Other real estate loans	101,525	88,897	72,767	57,341	48,459
Loans to farmers	1,406	990	1,322	1,065	1,071
Commercial and industrial loans	26,938	25,237	23,862	20,763	18,671
Consumer installment loans	28,382	32,220	33,472	32,177	31,377
All other loans	620	315	243	761	154
Total loans	$ 386,046	$ 355,779	$ 311,098	$ 276,530	$ 225,978

Loans secured by real estate were $328,700,000 or 85.2% and $297,017,000 or 83.5% of total loans at December 31, 2006 and 2005, respectively. This represents an increase of $31,683,000 or 10.7% for 2006. These loans are well-secured and based on conservative appraisals in a stable market. Generally, the Company does not make real estate loans outside its primary market area. Consumer installment loans were $28,382,000 or 7.4% and $32,220,000 or 9.1% of total loans at December 31, 2006 and 2005, respectively. This represents a decrease of $3,838,000 or 11.9% for 2006. This type of loan is primarily comprised of vehicle loans which have been difficult to originate due to manufacturer financing options and customers using alternative financing such as home equity lines of credit. Commercial and industrial loans were $26,938,000 or 7.0% and $25,237,000 or 7.1% of total loans at December 31, 2006 and 2005. This represents an increase of $1,701,000 or 6.7% for 2006.

The table titled "Maturity Schedule of Selected Loans" shows the different loan categories and the period during which they mature. For loans maturing in more than one year, the table also shows a breakdown between fixed rate loans and floating rate loans. The table indicates that $287,347,000 or 74.4% of the loan portfolio matures within five years. The floating rate loans maturing after five years are primarily comprised of home equity lines of credit. The floating rate loans impact interest income because their rate can change when an index rate such as the Prime rate changes rather than at maturity like the fixed rate loans.

Maturity Schedule of Selected Loans
(dollars in thousands)

	December 31, 2006			
	Within 1 Year	After 1 Year Within 5 Years	After 5 Years	Total
Loans secured by real estate	$ 72,530	$ 161,025	$ 95,144	$ 328,699
Loans to farmers	667	357	382	1,406
Commercial and industrial loans	13,117	13,472	349	26,938
Consumer installment loans	2,822	22,737	2,824	28,383
All other loans	136	484	-	620
	$ 89,272	$ 198,075	$ 98,699	$ 386,046
For maturities over one year:				
Floating rate loans		$ 16,122	$ 31,999	$ 107,343
Fixed rate loans		181,953	66,700	278,703
		$ 198,075	$ 98,699	$ 386,046

Allowance for Loan Losses

The purpose and the methods for measuring the allowance for loans are discussed in the Critical Accounting Policies section above. The table titled "Analysis of Allowance for Loan Losses" shows the activity within the allowance during the last five years, including a breakdown of the loan types which were charged-off and recovered. As indicated in the table, consumer loans, which include automobile loans and credit cards, are the primary component of loans charged-off. Also, the ongoing collection efforts following charge-off result in consumer loans being the primary component of recoveries.

Charged-off loans were $734,000, $486,000, and $243,000 for 2006, 2005 and 2004, respectively. Recoveries were $160,000, $183,000, and $116,000 for 2006, 2005 and 2004, respectively. Net charge-offs were $574,000, $303,000, and $127,000 for 2006, 2005 and 2004, respectively. This represents an increase in net charge-offs of $271,000 or 89.4% for 2006 and $176,000 or 138.6% for 2005. The allowance for loan losses as a percentage of loans was 0.86%, 1.01%, and 1.05% at the end of 2006, 2005 and 2004, respectively. The allowance for loan losses at year-end covered net charge-offs during the year by 5.76 times for 2006, 11.82 times for 2005, and 25.80 times for 2004. The ratio of net charge-offs to average loans was 0.16% for 2006, 0.09% for 2005, and 0.04% for 2004.

The table titled "Allocation of Allowance for Loan Losses" shows the amount of the allowance for loan losses which is allocated to the indicated loan categories, along with that category's percentage of total loans, at December 31, 2006, 2005, 2004, 2003 and 2002. The amount of allowance for loan losses allocated to each loan category is based on the amount delinquent loans in that loan category, the status of nonperforming assets in that loan category, the historical losses for that loan category, and the financial condition of certain borrowers whose financial conditional is monitored on a periodic basis. Based on these criteria, the largest portion of the allowance for loan losses is allocated to consumer loans.

Risk Elements and Nonperforming Assets

Nonperforming assets consist of nonaccrual loans, restructured loans, and other real estate owned (foreclosed properties). Total nonperforming assets were $215,000 and $375,000 at December 31, 2006 and 2005. There were no nonperforming assets at December 31, 2004. The percentage of nonperforming assets to loans and other real estate owned was 0.06 for 2006 and 0.11% for 2005. Total loans past due 90 days or more and still accruing interest were $484,000 or 0.13% $294,000 or 0.08%, and $64,000 or 0.02% of total loans at December 31, 2006, 2005 and 2004, respectively. The table titled "Nonperforming Assets" shows the amount of nonperforming assets and loans past due 90 days and accruing interest outstanding during the last five years. The table also shows the ratios for the allowance for loan losses as a percentage of nonperforming assets and nonperforming assets as a percentage of loans outstanding and other real estate owned.

The loans past due 90 days or more and still accruing interest are secured and in the process of collection are not classified as nonaccrual. Any loan over 90 days past due without being in the process of collection or where the collection of its principal or interest is doubtful would be placed on nonaccrual status. When a loan is placed on nonaccrual status, accrued interest is reversed from income and future accruals are discontinued with interest income being recognized on a cash basis. Management evaluates the financial condition of these borrowers and the value of any collateral on these loans. The results of these evaluations are used to estimate the amount of losses which may be realized on the disposition of these nonaccrual loans.

Management evaluates borrowers on an ongoing basis to identify those loans on which a loss may be realized. The methods for identifying these loans and establishing estimated losses for these loans are discussed in the Critical Accounting Policies section above. Once management determines that a loan requires a specific allowance, it becomes a potential problem loan. Potential problem loans were $9,816,000 and $4,160,000 at December 31, 2006 and 2005, respectively. This represents an increase of $5,656,000 during 2006. At December 31, 2006, these loans are primarily well-secured and in the process of collection and the allowance for loan losses includes $620,000 in specific allocations for these loans.

Analysis of Allowance for Loan Losses
(dollars in thousands)

	December 31,				
	2006	2005	2004	2003	2002
Balance, beginning of period	$ 3,582	$ 3,265	$ 2,867	$ 2,376	$ 1,797
Loans Charged-Off:					
Commercial, financial and agricultural	375	202	$ -	$ 44	$ 34
Real estate-construction and land development	-	-	-	-	-
Real estate-mortgage	128	-	-	-	-
Consumer	231	284	243	214	154
Total loans charged off	$ 734	$ 486	$ 243	$ 258	$ 188
Recoveries:					
Commercial, financial and agricultural	$ 1	$ -	$ -	$ 24	$ -
Real estate-construction and land development	-	86	-	-	-
Real estate-mortgage	-	-	14	14	19
Consumer	159	97	102	61	48
Total recoveries	$ 160	$ 183	$ 116	$ 99	$ 67
Net charge-offs	574	303	127	159	121
Provision for loan losses	300	620	525	650	700
Balance, end of period	$ 3,308	$ 3,582	$ 3,265	$ 2,867	$ 2,376
Ratio of allowance for loan losses to loans outstanding at period end	0.86%	1.01%	1.05%	1.04%	1.05%
Ratio of net charge offs to average loans outstanding during the period	0.16%	0.09%	0.04%	0.06%	0.06%

Allocation of Allowance for Loan Losses
(dollars in thousands)

	Commerical, Financial, and Agricultural		Real Estate Construction		Real Estate Mortgage		Consumer	
	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans	Allowance for Loan Losses	Percent of Loans in Category to Total Loans
December 31, 2006	$ 705	7.5%	$ 509	12.0%	$ 1,886	73.1%	$ 208	7.4%
December 31, 2005	$ 1,076	7.5%	$ 179	12.0%	$ 358	71.4%	$ 1,969	9.1%
December 31, 2004	$ 979	8.2%	$ 490	10.2%	$ 327	70.8%	$ 1,469	10.8%
December 31, 2003	$ 860	8.2%	$ 430	8.9%	$ 287	71.3%	$ 1,290	11.6%
December 31, 2002	$ 713	8.8%	$ 356	5.3%	$ 238	72.0%	$ 1,069	13.9%

Nonperforming Assets
(dollars in thousands)

	December 31,				
	2006	2005	2004	2003	2002
Nonaccrual loans	$ -	$ 375	$ -	$ 35	$ -
Restructured loans	-	-	-	-	-
Other real estate owned	215	-	-	-	-
Total nonperforming assets	$ 215	$ 375	$ -	$ 35	$ -
Loans past due 90 days and accruing interest	$ 484	$ 294	$ 64	$ 70	$ 27
Allowance for loan losses to nonperforming assets	1539%	955%	-	8243%	-
Non-performing assets to period end loans and other real estate owned	0.06%	0.11%	-	0.01%	-

Deposits

Total deposits were $397,450,000 and $373,148,000 at December 31, 2006 and 2005, respectively, which represents an increase of $24,302,000 or 6.5% during 2006. The table titled "Average Deposits and Rates Paid" shows the average deposit balances and average rates paid for 2006, 2005 and 2004.

Average Deposits and Rates Paid
(dollars in thousands)

	December 31,					
	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing	$ 85,376		$ 84,017		$ 70,487	
Interest-bearing:						
NOW accounts	61,568	1.74%	64,873	0.66%	72,553	0.66%
Money market accounts	49,850	2.39%	50,218	1.67%	47,035	1.11%
Regular savings accounts	44,630	1.31%	59,105	1.28%	42,629	0.84%
Time deposits:						
$100,000 and more	60,817	4.33%	36,138	3.17%	27,053	2.02%
Less than $100,000	75,985	3.93%	53,612	2.93%	44,211	2.17%
Total interest-bearing	$ 292,850	2.89%	$ 263,946	1.80%	$ 233,481	1.22%
Total deposits	$ 378,226		$ 347,963		$ 303,968	

Noninterest-bearing deposits, which are comprised of checking accounts, decreased $7,126,000 or 7.8% from $90,862,000 at December 31, 2005 to $83,736,000 at December 31, 2006. Interest-bearing deposits, which include NOW accounts, money market accounts, regular savings accounts and time deposits, increased $31,428,000 or 11.1% from $282,286,000 at December 31, 2005 to $313,714,000 at December 31, 2006. Total NOW account balances increased $9,548,000 or 15.1% from $63,212,000 at December 31, 2005 to $72,760,000 at December 31, 2006. Total money market account balances decreased $9,849,000 or 19.1% from $51,593,000 at December 31, 2005 to $41,744,000 at December 31, 2006. Total regular savings account balances decreased $21,017,000 or 36.5% from $57,629,000 at December 31, 2005 to $36,612,000 at December 31, 2006. Time deposits increased $52,746,000 or 48.0% from $109,852,000 at December 31, 2005 to $162,598,000 at December 31, 2006. This is comprised of an increase in certificates of deposit of $100,000 and more of $26,991,000 or 57.9% from $46,655,000 at December 31, 2005 to $73,646,000 at December 31, 2006 and an increase in certificates of deposit of less than $100,000 of $25,755,000 or 40.8% from $63,197,000 at December 31, 2005 to $88,952,000 at December 31, 2006. Certificates of deposit of less than $100,000 also includes $10,000,000 in brokered certificates of deposit, which were issued during the fourth quarter of 2006. The Company did not utilize brokered certificates of deposit as a source of funding prior to 2006. The changes within the deposit categories, other than time deposits of $100,000 and more, reflect the depositors' willingness to move funds from accessible money market and savings accounts to higher yielding certificates of deposit. The Bank offered promotions on certificates of deposit during the first three quarters of 2006 to retain existing deposits and attract additional deposits within its market. During the fourth quarter, the promotional pricing being offered by competitors was higher than brokered certificates of deposit; therefore, the Bank chose to utilize brokered certificates of deposit for its funding needs. The increase in time deposits of $100,000 and more was due to offering promotional rates and aggressively bidding on these deposits as an alternative to borrowing or issuing brokered certificates of deposit.

The Company attempts to fund asset growth with deposit accounts and focus upon core deposit growth as its primary source of funding. Core deposits consist of checking accounts, NOW accounts, money market accounts, regular savings accounts, and time deposits of less than $100,000, excluding brokered certificates of deposit. Core deposits totaled $313,804,000 or 79.0% and $326,493,000 or 87.5% of total deposits at December 31, 2006 and 2005, respectively. Increases in market rates, particularly on certificates of deposit, caused the decrease in the percentage of core deposits. Offering promotional rates and aggressively bidding on certificates of deposit of $100,000 and more caused the 8.5% decrease in the core deposit percentage during 2006. The Company expects this percentage to decrease further during 2007 due to the reliance on brokered certificates of deposit and the migration of deposits into the capital and equity markets. To offset these trends, the Company will continually evaluate its deposit products and pricing to remain competitive in its markets. The Company does not solicit deposits from outside of its primary market area.

The table titled "Maturities of Certificates of Deposit and Other Time Deposits of $100,000 and Greater" shows the amount of certificates of deposit of $100,000 and more maturing within the time period indicated at December 31, 2006. The Company's policy is to issue these certificates for terms of twelve months or less, however, exceptions have been made as indicated by the $3,942,000 which matures over one year. The total amount maturing within one year is $69,704,000 or 94.65% of the total amount outstanding.

Maturities of Certificates of Deposit and Other Time Deposits of $100,000 and Greater
(dollars in thousands)

	Within Three Months	Three to Six Months	Six to Twelve Months	Over One Year	Total	Percent of Total Deposits
At December 31, 2006	$ 31,843	$ 19,053	$ 18,808	$ 3,942	$ 73,646	18.53%

CAPITAL RESOURCES

The Company continues to be a well capitalized financial institution. Total shareholders' equity on December 31, 2006 was $40,937,000, reflecting a percentage of total assets of 8.0%, as compared to $35,995,000 and 7.7% at December 31 2005. The common stock's book value per share increased $1.46 or 12.4% to $13.23 per share at December 31, 2006 from $11.77 per share at December 31, 2005. During 2006, the Company paid $0.60 per share in dividends as compared to $0.50 per share for 2005 and $0.42 per share for 2004. The Company has a Dividend Investment Plan that reinvests the dividends of the shareholder in Company stock.

Analysis of Capital
(dollars in thousands)

	December 31, 2006	December 31, 2005
Tier 1 Capital:		
Common stock	$ 7,735	$ 7,642
Capital surplus	6,276	5,369
Retained earnings	27,563	23,554
Trust preferred capital notes	7,000	7,000
Goodwill	(180)	(225)
Total Tier 1 capital	$ 48,394	$ 43,340
Tier 2 Capital:		
Allowance for loan losses	$ 3,308	$ 3,582
Total Tier 2 capital	$ 3,308	$ 3,582
Total risk-based capital	$ 51,702	$ 46,922
Risk weighted assets	$ 388,646	$ 349,141
Risk Based Capital Ratios:		
Tier 1 capital to risk weighted assets	12.45%	12.41%
Total capital to risk weighted assets	13.30%	13.44%
Tier 1 capital to average total assets	9.59%	9.40%

Federal regulatory risk-based capital guidelines require percentages to be applied to various assets, including off-balance sheet assets, based on their perceived risk in order to calculate risk-weighted assets. Tier 1 capital consists of total shareholders' equity plus qualifying trust preferred securities outstanding less net unrealized gains and losses on available for sale securities, goodwill and other intangible assets. Total capital is comprised of Tier 1 capital plus the allowable portion of the allowance for loan losses and any excess trust preferred securities that do not qualify as Tier 1 capital. The $7,000,000 in trust preferred securities, issued by the Company during 2002, qualifies as Tier 1 capital because this amount does not exceed 25% of total capital, including the trust preferred securities. Financial institutions must maintain a Tier 1 risk-based capital ratio of at least 4%, a total risk-based capital ratio of at least 8% and a minimum Tier 1 leverage ratio of 4%. The Company's policy requires a Tier 1 risk-based capital ratio of at least 8%, a total risk-based capital ratio of at least 10% and a minimum Tier 1 leverage ratio of 5%. The Company monitors these ratios on a quarterly basis and has several strategies, including without limitation the issuance of common stock or trust preferred securities, to ensure that these ratios remain above regulatory minimums. The table titled "Analysis of Capital" shows the components of Tier 1 capital, Tier 2 capital, the amount of total risk-based capital and risk-weighted assets, and the risk based capital ratios for the Company at December 31, 2006 and 2005

Note 14 to the Consolidated Financial Statements provides additional discussion and analysis of regulatory capital requirements.

LIQUIDITY

Liquidity management involves meeting the present and future financial obligations of the Company with the sale or maturity of assets or with the occurrence of additional liabilities. Liquidity needs are met with cash on hand, deposits in banks, federal funds sold, securities classified as available for sale and loans maturing within one year. At December 31, 2006 liquid assets totaled $168,641,000 as compared to $150,587,000 at December 31, 2005. These amounts represent 35.7% for 2006 and 34.9% for 2005. Securities provide a constant source of liquidity through paydowns and maturities. Also, the Company maintains short-term borrowing arrangements, namely federal funds lines of credit, with larger financial institutions as an additional source of liquidity. Finally, the Bank's membership with the Federal Home Loan Bank of Atlanta provides a source of borrowings with numerous rate and term structures. The Company's senior management monitors the liquidity position regularly and attempts to maintain a position which utilizes available funds most efficiently. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Note 17 to the Consolidated Financial Statements provides information about the off-balance sheet arrangements which arise through the lending activities of the Company. These arrangements increase the degree of both credit and interest rate risk beyond that which is recognized through the financial assets and liabilities on the consolidated balance sheets.

The table titled "Contractual Obligations and Scheduled Payments" presents the Company's contractual obligations and scheduled payment amounts due within the period indicated at December 31, 2006.

Contractual Obligations and Scheduled Payments
(dollars in thousands)

	December 31, 2006				
	Less than One Year	**One Year through Three Years**	**Three Years through Five Years**	**More than Five Years**	**Total**
FHLB advances	$ 45,000	$ 5,000	$ -	$ 10,000	$ 60,000
Trust preferred capital notes	-	-	-	7,217	7,217
Securities sold under agreements to repurchase	5,366	-	-	-	5,366
Operating leases	140	285	155	936	1,516
	$ 50,506	$ 5,285	$ 155	$ 18,153	$ 74,099

The $60,000,000 in outstanding FHLB advances is comprised of five advances. Note 7 to the Consolidated Financial Statements discusses the rates, terms, and conversion features on these advances. The trust preferred capital notes are discussed in Note 18 to the Consolidated Financial Statements. The payments due on operating leases are discussed in Note 5 to the Consolidated Financial Statements.

FORWARD LOOKING STATEMENTS

The Company makes forward looking statements in this report that are subject to risks and uncertainties. These forward looking statements include statements regarding our profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy, and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward looking statements. These forward looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or implement growth strategies if the Bank is unable to identify attractive markets, locations or opportunities to expand in the future;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- the successful management of interest rate risk;
- risks inherent in making loans such as repayment risks and fluctuating collateral values;
- changes in general economic and business conditions in the market area;
- reliance on the management team, including the ability to attract and retain key personnel;
- changes in interest rates and interest rate policies;
- maintaining capital levels adequate to support growth;
- maintaining cost controls and asset qualities as new branches are opened or acquired;
- demand, development and acceptance of new products and services;
- problems with technology utilized by the Bank;
- changing trends in customer profiles and behavior;
- changes in banking and other laws and regulations; and
- other factors described in Item 1A., "Risk Factors," above.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward looking statements. In addition, past results of operations do not necessarily indicate future results.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

As the holding company of the Bank, the Company's primary component of market risk is interest rate volatility. Interest rate fluctuations will impact the amount of interest income and expense the Bank receives or pays on almost all of its assets and liabilities and the market value of its interest-earning assets and interest-bearing liabilities, excluding those which have a very short term until maturity. Interest rate risk exposure of the Company is, therefore, experienced at the Bank level. Asset / liability management attempts to maximize the net interest income of the Company by adjusting the volume and price of rate sensitive assets and liabilities. The Company does not subject itself to foreign currency exchange or commodity price risk due to prohibition through policy and the current nature of operations. The Company did not have any outstanding hedging transactions, such as interest rate swaps, floors or caps, at December 31, 2006.

The Bank's interest rate management strategy is designed to maximize net interest income and preserve the capital of the Company. The Bank's financial instruments are periodically subjected to various simulations whose results are discussed in the following paragraphs. These models are based on actual data from the Bank's financial statements and assumptions about the performance of certain financial instruments. Prepayment assumptions are applied to all mortgage related assets, which includes real estate loans and mortgage-backed securities. Prepayment assumptions are based on a median rate at which principal payments are received on these assets over their contractual term. The rate of principal payback is assumed to increase when rates fall and decrease when rates rise. Term assumptions are applied to non-maturity deposits, which includes demand deposits, NOW accounts, savings accounts, and money market accounts. Demand deposits and NOW accounts are generally assumed to have a term greater than one year since the total amount outstanding does not fluctuate with changes in interest rates. Savings accounts and money market accounts are assumed to be more interest rate sensitive, therefore, a majority of the amount outstanding is assumed to have a term of less than one year. The following table summarizes the results of the simulations that the financial assets and liabilities were subjected to at December 31, 2006 and 2005.

	December 31,	
	2006	2005
Static One-Year Cumulative Gap	-10.54%	1.45%
One-Year Net Interest Income Simulation:		
-200 bp Shock vs Stable Rate	-1.42%	-2.33%
+200 bp Shock vs Stable Rate	-3.27%	1.07%
Static Net Present Value Change:		
-200 bp Shock vs Stable Rate	3.39%	-4.63%
+200 bp Shock vs Stable Rate	-5.20%	-10.36%

The Bank uses interest rate sensitivity analysis, which uses the term to maturity or repricing for rate sensitive assets and liabilities to measure how well they match. Differences in the terms of rate sensitive assets and liabilities create gaps, which are analyzed for each term segment and analyzed cumulatively. Management focuses on the static one-year cumulative gap to measure its short-term sensitivity position. The Company had a negative static one-year cumulative gap of 10.54% at December 31, 2006 and a positive static one-year cumulative gap of 1.45% at December 31, 2005. The negative gap at December 31, 2006 indicates a liability sensitive position and the positive gap at December 31, 2005 indicates an asset sensitive position. The change in the static one-year cumulative gap from 2005 to 2006 reflects a significant increase in the amount of certificates of deposit, most of which were issued with terms of twelve months or less and an increase in Federal Home Loan Bank advances which will mature or reprice during 2007. Because this analysis is only a general indication of the Bank's interest rate sensitivity and is based on the balance sheet's composition at a single point of time, no policy limits are established with regard to the static 1-year cumulative gap.

The Bank also measures the potential change in net interest income during a one-year forecast period using a 200 basis point increase and decrease in interest rates, assuming a parallel shift in the U.S. Treasury yield curve. If rates decreased by 200 basis points, net interest income over the following one-year period would have decreased by 1.42% at December 31, 2006 and 2.33% at December 31, 2005, as compared to net interest income in a stable rate environment. Conversely, if rates increased by 200 basis points, net interest income over the following one-year period would have decreased by 3.27% at December 31, 2006 and increased by 1.07% at December 31, 2005, as compared to net interest income in a stable rate environment. The results for 2006 indicate that the Bank is liability sensitive, where net interest income falls by a greater percentage when rates rise than when rates fall. The results for 2005 indicate that the Bank is asset sensitive, where net interest income increases if rates rise and decreases if rates fall. The net interest income simulation results for 2006 as compared to 2005 indicate the Bank's sensitivity has changed from asset-sensitive to liability sensitive and the balance sheet is structured for falling rates. A 200 basis point increase in interest rates will have a significant negative impact on the amount of net interest income which will be earned during 2007. The results of this simulation during 2007 will depend heavily on the Bank's ability to restructure and reprice its deposits in reaction to yield curve changes.

Finally, the Bank measures the change in the present value of its balance sheet using a 200 basis point increase and decrease in interest rates, assuming a parallel shift in the U.S. Treasury yield curve. This simulation applies these rate changes to the net present value of the balance sheet, which is derived by subtracting the net present value of liabilities from the net present value of assets. If rates decreased by 200 basis points, the net present value of the balance sheet would have increased by 3.39% at December 31, 2006 and decreased by 4.63% at December 31, 2005. Conversely, if rates increased by 200 basis points, the net present value of the balance sheet would have decreased by 5.20% at December 31, 2006 and 10.36% at December 31, 2005. This simulation indicates the Bank is liability sensitive at December 31, 2006 and December 31, 2005 since the net present value changes by a greater percentage in a rising rate environment. These results indicate that the Bank reduced its liability sensitive position from 2005 to 2006, which is not consistent with the results of the net interest income simulation. The conflicting results of this simulation demonstrate the inherent weakness that the present value is calculated at a given date instead of simulated during a one-year forecast period. The results of this simulation are particularly impacted by the change in the present value of deposits, which is assumed to rise by a significantly greater percentage in a falling rate environment than it would fall in a rising rate environment.

Item 8. Financial Statements and Supplementary Data


SEK&Co
Smith Elliott Kearns & Company, LLC
Certified Public Accountants & Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Eagle Financial Services, Inc.
Berryville, Virginia

We have audited the accompanying consolidated balance sheets of Eagle Financial Services, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, consolidated statements of changes in shareholders' equity, and consolidated statements of cash flows for each of the years in the two-year period ended December 31, 2006. The consolidated financial statements of Eagle Financial Services, Inc. for the year ended December 31, 2004, were audited other auditors whose report dated January 26, 2005, expressed an unqualified opinion on those financial statements. We also have audited management's assessment, included in the accompanying Management's Report on Internal Control, that Eagle Financial Services, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The management of Eagle Financial Services, Inc. and its subsidiaries is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on these financial statements, an opinion on management's assessment, and an opinion on the effectiveness of the company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the 2006 and 2005 financial statements referred to above present fairly, in all material respects, the financial position of Eagle Financial Services, Inc. and its subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, management's assessment that Eagle Financial Services, Inc. and its subsidiaries maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Furthermore, in our opinion, Eagle Financial Services, Inc. and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Notes 1 and 9 to the financial statements, Eagle Financial Services, Inc. changed its policy for accounting for defined benefit pension and postretirement plans in 2006 to conform with Statement of Financial Accounting Standards No. 158. Also, as discussed in Notes 1 and 10 to the financial statements, the company changed its policy for accounting for stock-based compensation in 2006 in accordance with Statement of Financial Accounting Standards No. 123R.

Smith Elliott Kearns & Company, LLC

Chambersburg, Pennsylvania
March 9, 2007



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Eagle Financial Services, Inc. and Subsidiary
Berryville, Virginia

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, and cash flows for the year ended December 31, 2004 of Eagle Financial Services Inc. and Subsidiaries. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provided a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Eagle Financial Services, Inc. and Subsidiaries and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
January 26, 2005

MANAGEMENT'S REPORT ON INTERNAL CONTROL

To our Shareholders,
Eagle Financial Services, Inc.
Berryville, Virginia

The management of Eagle Financial Services, Inc. and subsidiaries has the responsibility for establishing and maintaining an adequate internal control structure and procedures for financial reporting. Management maintains a comprehensive system of internal control to provide reasonable assurance of the proper authorization of transactions, the safeguarding of assets and the reliability of the financial records. The system of internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are communicated to employees. Eagle Financial Services, Inc. and subsidiaries maintains an internal auditing program, under the supervision of the Audit Committee of the Board of Directors, which independently assesses the effectiveness of the system of internal control and recommends possible improvements.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its internal control over financial reporting as of December 31, 2006, using the *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities. The Chief Executive Officer and the Chief Financial Officer believe that at December 31, 2006, Eagle Financial Services, Inc. and its subsidiaries maintained an effective system of internal control over financial reporting.

The accounting firm Smith Elliott Kearns & Company, LLC has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The accounting firm's attestation report is included in this financial report.



John R. Milleson
President and Chief Executive Officer



James W. McCarty, Jr.
Vice President, Chief Financial Officer, and Secretary-Treasurer

March 9, 2007

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2006 and 2005

(dollars in thousands, except share amounts)

	2006	2005
Assets		
Cash and due from banks	$ 11,079	$ 10,041
Federal funds sold	4,883	-
Securites available for sale, at fair value	63,407	57,167
Securities held to maturity (fair value: 2006, $28,031; 2005, $25,353)	28,217	25,526
Loans, net of allowance for loan losses of $3,308 in 2006 and $3,582 in 2005	382,738	352,197
Bank premises and equipment, net	15,425	15,147
Other assets	7,247	6,893
Total assets	$ 512,996	$ 466,971
Liabilities and Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest bearing demand deposits	$ 83,736	$ 90,862
Savings and interest bearing demand deposits	151,116	172,434
Time deposits	162,598	109,852
Total deposits	$ 397,450	$ 373,148
Federal funds purchased and securities sold under agreements to repurchase	5,366	8,963
Federal Home Loan Bank advances	60,000	40,000
Trust preferred capital notes	7,217	7,217
Other liabilities	2,026	1,648
Commitments and contingent liabilities	-	-
Total liabilities	$ 472,059	$ 430,976
Shareholders' Equity		
Preferred stock, $10 par value; 500,000 shares authorized and unissued	$ -	$ -
Common stock, $2.50 par value; authorized 10,000,000 shares; issued 2006, 3,093,886 shares; issued 2005, 3,056,986 shares	7,712	7,642
Surplus	6,299	5,369
Retained earnings	27,563	23,554
Accumulated other comprehensive loss	(637)	(570)
Total shareholders' equity	$ 40,937	$ 35,995
Total liabilities and shareholders' equity	$ 512,996	$ 466,971

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2006, 2005, and 2004

(dollars in thousands, except per share amounts)

	2006	2005	2004
Interest and Dividend Income			
Interest and fees on loans	$ 25,426	$ 20,572	$ 16,931
Interest on federal funds sold	55	15	93
Interest on securities held to maturity:			
Taxable interest income	53	83	160
Interest income exempt from federal income taxes	956	780	454
Interest and dividends on securities available for sale:			
Taxable interest income	2,341	2,096	1,460
Interest income exempt from federal income taxes	114	99	72
Dividends	234	154	116
Interest on deposits in banks	30	5	2
Total interest and dividend income	$ 29,209	$ 23,804	$ 19,288
Interest Expense			
Interest on deposits	$ 8,462	$ 4,739	$ 2,856
Interest on federal funds purchased and securities sold under agreements to repurchase	419	349	101
Interest on Federal Home Loan Bank advances	2,218	1,316	1,087
Interest on trust preferred capital notes	606	479	351
Total interest expense	$ 11,705	$ 6,883	$ 4,395
Net interest income	$ 17,504	$ 16,921	$ 14,893
Provision For Loan Losses	300	620	525
Net interest income after provision for loan losses	$ 17,204	$ 16,301	$ 14,368
Noninterest Income			
Trust department income	$ 853	$ 624	$ 482
Service charges on deposit accounts	2,113	2,013	1,710
Other service charges and fees	2,162	2,196	1,950
Securities gains	-	20	156
Other operating income	319	313	468
Total noninterest income	$ 5,447	$ 5,166	$ 4,766
Noninterest Expenses			
Salaries and employee benefits	$ 8,370	$ 7,853	$ 7,518
Occupancy expenses	988	905	935
Equipment expenses	713	660	624
Advertising and marketing expenses	417	402	390
Stationery and supplies	397	348	267
ATM network fees	307	306	254
Other operating expenses	3,109	2,971	2,534
Total noninterest expenses	$ 14,301	$ 13,445	$ 12,522
Income before income taxes	$ 8,350	$ 8,022	$ 6,612
Income Tax Expense	2,492	2,410	2,002
Net Income	$ 5,858	$ 5,612	$ 4,610
Earnings Per Share			
Net income per common share, basic	$ 1.91	$ 1.84	$ 1.53
Net income per common share, diluted	$ 1.90	$ 1.84	$ 1.53

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC.
Consolidated Statements of Changes in Shareholders' Equity
Years Ended December 31, 2006, 2005, and 2004
(dollars in thousands, except share and per share amounts)

	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
Balance, December 31, 2003						
Comprehensive income:	$ 3,744	$ 4,006	$ 19,935	$ 681		$ 28,366
Net income			4,610		$ 4,610	$ 4,610
Other comprehensive loss:						
Unrealized holding losses arising during the period,						
net of deferred income taxes of $125					(242)	
Reclassification adjustment, net of income taxes of $54					(102)	
Other comprehensive loss, net of income taxes of $179				(344)	(344)	(344)
Total comprehensive income					$ 4,266	
Issuance of restricted stock, stock incentive plan (3,780 shares)	10	154				164
Unearned compensation on restricted stock		(124)				(124)
Amortization of unearned compensation, restricted stock awards		85				85
Issuance of common stock, employee benefit plan (487 shares)	1	20				21
Issuance of common stock, dividend investment plan (10,506 shares)	26	428				454
Dividends declared ($0.42 per share)			(1,263)			(1,263)
Balance, December 31, 2004	$ 3,781	$ 4,569	$ 23,282	$ 337		$ 31,969
Comprehensive income:						
Net income			5,612		$ 5,612	5,612
Other comprehensive loss:						
Unrealized holding losses arising during the period,						
net of deferred income taxes of $460					(894)	
Reclassification adjustment, net of income taxes of $7					(13)	
Other comprehensive loss, net of income taxes of $467				(907)	(907)	(907)
Total comprehensive income					$ 4,705	
Issuance of restricted stock, stock incentive plan (1,800 shares)	4	85				89
Unearned compensation on restricted stock		(89)				(89)
Income tax benefit on vesting of restricted stock		9				9
Amortization of unearned compensation, restricted stock awards		184				184
Issuance of common stock, employee benefit plan (2,278 shares)	6	92				98
Issuance of common stock, dividend investment plan (11,928 shares)	30	519				549
Dividends declared ($0.50 per share)			(1,519)			(1,519)
Issuance of common stock, stock split (1,528,493)	3,821		(3,821)	-		-
Balance, December 31, 2005	$ 7,642	$ 5,369	$ 23,554	$ (570)		$ 35,995
Comprehensive income:						
Net income			5,858		$ 5,858	5,858
Other comprehensive income:						
Unrealized holding gains arising during the period,						
net of deferred income taxes of $112				218	218	218
Total comprehensive income					$ 6,076	
Adjustment to initially apply FASB Statement No. 158,						
net of deferred income taxes of $147				(285)		(285)
Adjustment to initially apply FASB Statement No. 123R	(14)	14				-
Stock-based compensation expense		254				254
Issuance of restricted stock, stock incentive plan (7,440 shares)	19	(19)				-
Income tax benefit on vesting of restricted stock		11				11
Issuance of common stock, employee benefit plan (5,958 shares)	15	130				145
Issuance of common stock, dividend investment plan (19,932 shares)	50	540				590
Dividends declared ($0.60 per share)			(1,849)			(1,849)
Balance, December 31, 2006	$ 7,712	$ 6,299	$ 27,563	$ (637)		$ 40,937

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005, and 2004

(dollars in thousands)

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 5,858	$ 5,612	$ 4,610
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	769	691	714
Amortization of intangible and other assets	233	253	216
Loss on equity investment	10	13	11
Provision for loan losses	300	620	525
Stock-based compensation expense	254	184	85
(Gain) on sale of securities	-	(20)	(156)
Premium amortization on securities, net	44	89	171
Deferred tax benefit	(161)	(160)	(32)
Changes in assets and liabilities:			
(Increase) in other assets	(477)	(772)	(185)
Increase in other liabilities	247	357	513
Net cash provided by operating activities	$ 7,077	$ 6,867	$ 6,472
Cash Flows from Investing Activities			
Proceeds from maturities and principal payments of securities held to maturity	$ 1,722	$ 2,709	$ 3,469
Proceeds from maturities and principal payments of securities available for sale	10,065	8,542	9,999
Proceeds from sales of securities available for sale	-	728	2,284
Purchases of securities held to maturity	(4,414)	(9,130)	(9,166)
Purchases of securities available for sale	(16,018)	(12,746)	(33,471)
Purchases of bank premises and equipment	(1,047)	(2,066)	(1,048)
Net (increase) in loans	(31,057)	(44,984)	(34,695)
Net cash (used in) investing activities	$ (40,749)	$ (56,947)	$ (62,628)
Cash Flows from Financing Activities			
Net increase (decrease) in demand deposit, money market and savings accounts	$ (28,444)	$ (1,467)	$ 53,908
Net increase in certificates of deposit	52,747	36,288	8,888
Net increase (decrease) in federal funds purchased and securities sold under agreements to repurchase	(3,596)	4,130	(12,106)
Net increase in Federal Home Loan Bank advances	20,000	10,000	6,956
Issuance of common stock, employee benefit plan	145	98	21
Cash dividends paid	(1,259)	(970)	(807)
Net cash provided by financing activities	$ 39,593	$ 48,079	$ 56,860

See Notes to Consolidated Financial Statements

EAGLE FINANCIAL SERVICES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2006, 2005, and 2004

(dollars in thousands)

	2006	2005	2004
Increase (decrease) in cash and cash equivalents	$ 5,921	$ (2,001)	$ 704
Cash and Cash Equivalents			
Beginning	10,041	12,042	11,338
Ending	$ 15,962	$ 10,041	$ 12,042
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 11,432	$ 6,722	$ 4,313
Income taxes	$ 2,600	$ 2,635	$ 1,864
Supplemental Schedule of Noncash Investing and Financing Activities:			
Unrealized gain (loss) on securities available for sale	$ 330	$ (1,373)	$ (522)
Other real estate acquired in settlement of loans	$ 215	$ -	$ -
Issuance of common stock, dividend investment plan	$ 589	$ 550	$ 455
Adjustment to initially apply SFAS No. 158	$ (432)	$ -	$ -

See Notes to Consolidated Financial Statements

NOTE 1. Nature of Banking Activities and Significant Accounting Policies

Eagle Financial Services, Inc. and Subsidiaries (the "Company" or "Corporation") grant commercial, financial, agricultural, residential and consumer loans to customers in Virginia and the Eastern Panhandle of West Virginia. The loan portfolio is well diversified and generally is collateralized by assets of the customers. The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The Company owns 100% of Bank of Clarke County (the "Bank") and Eagle Financial Statutory Trust I (the "Trust"). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions between the Company and the Bank have been eliminated. The Trust is accounted for under the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 46R. The subordinated debt of the Trust is reflected as a liability of the Company.

Trust Assets

Securities and other property held by the Trust Department in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Generally, federal funds are purchased and sold for one-day periods.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery of fair value. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Counties of Clarke and Frederick, Virginia and the City of Winchester, Virginia. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination and commitment fees and direct loan costs are being recognized as collected and incurred. The use of this method of recognition does not produce results that are materially different from results which would have been produced if such costs and fees were deferred and amortized as an adjustment of the loan yield over the life of the related loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. Past due status is based on the contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified using an internal loan grading system. For loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience and other qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Bank Premises and Equipment

Land is carried at cost. Buildings and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets. Estimated useful lives range from 10 to 39 years for buildings and 3 to 10 years for furniture and equipment.

Other Real Estate Owned

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at the lesser of the fair value of the property, less selling costs or the loan balance outstanding at the date of foreclosure. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

Intangible Assets

Acquired intangible assets, such as the value of purchased core deposits, are amortized over the periods benefited, not exceeding fifteen years. The book value of the Company's core deposit intangible asset, resulting from a branch acquisition, was $180,000 at December 31, 2006. The Company estimates that it will expense $45,000 during each of the fiscal years ending December 31, 2007 through 2010 related to the amortization of this intangible asset.

Retirement Plans

The Company has a non-contributory defined benefit pension plan that covers eligible employees. During its October 2006 meeting, the Board of Directors adopted a resolution that the pension plan be amended so that no further benefits will accrue under the plan and no individuals may become participants after December 31, 2006. The Company makes annual contributions to the pension plan as determined by actuarial valuations and recommendations. The Company also sponsors a 401(k) savings plan under which eligible employees may defer a portion of their compensation on a pretax basis. The Company also provides a match to participants in this plan, as described more fully in Note 11.

Stock-Based Compensation Plan

During 2003, the Company's shareholders approved a stock incentive plan which allows key employees and directors to increase their personal financial interest in the Company. This plan permits the issuance of incentive stock options and non-qualified stock options and the award of stock appreciation rights, common stock, restricted stock, and phantom stock. The plan, as adopted, authorized the issuance of up to 300,000 shares of common stock. This plan is discussed more fully in Note 10.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities and gives current recognition to changes in tax rates and laws.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Earnings Per Common Share

Basic earnings per share represents income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. The number of potential common shares is determined using the treasury method and relates to outstanding stock options and nonvested restricted stock grants.

The following table shows the weighted average number of shares used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. Potential dilutive common stock had no effect on income available to common shareholders. Outstanding shares for 2005 and 2004 have been restated for the retroactive recognition of the two-for-one stock split declared on February 15, 2006.

	2006	2005	2004
Average number of common shares outstanding	3,071,930	3,042,204	3,007,364
Effect of dilutive common stock	15,123	2,772	566
Average number of common shares outstanding used to calculate diluted earnings per share	3,087,053	3,044,976	3,007,930

Comprehensive Income

Accounting principles generally accepted in the United States of America require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and certain adjustments to employee benefit plans, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 108 ("SAB 108"). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. These interpretations were issued to address diversity in practice and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in SAB 108 in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error arose and the fact that the errors had previously been considered immaterial. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The Company does not expect the application of SAB 108 to have a material impact on its financial statements.

In February 2006, the Financial Accounting Standards Board ("FASB") issued Statement No. 155 ("SFAS No. 155"), "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140". SFAS No. 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement No. 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS No. 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS No. 155 amends Statement No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 155 at the beginning of 2007 to have a material effect on its financial statements.

In March 2006, the FASB issued Statement No. 156 ("SFAS No. 156"), "Accounting for Servicing of Financial Assets - an Amendment of FASB Statement No. 140." SFAS No. 156 amends Statement No. 140 with respect to separately recognized servicing assets and liabilities. SFAS No. 156 requires an entity to recognize a servicing asset or liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract and requires all servicing assets and liabilities to be initially measured at fair value, if practicable. SFAS No. 156 also permits entities to subsequently measure servicing assets and liabilities using an amortization method or fair value measurement method. Under the amortization method, servicing assets and liabilities are amortized in proportion to and over the estimated period of servicing. Under the fair value measurement method, servicing assets are measured at fair value at each reporting date and changes in fair value are reported in net income for the period the change occurs. Adoption of SFAS No. 156 is required as of the beginning of fiscal years beginning subsequent to September 15, 2006. Earlier adoption is permitted as of the beginning of an entity's fiscal year, provided the entity has not yet issued financial statements, including interim financial statements. The Company does not expect the adoption of SFAS No. 156 at the beginning of 2007 to have a material effect on its financial statements.

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its financial statements.

In September 2006, the FASB issued Statement No. 158 ("SFAS No. 158"), "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No. 158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. SFAS No. 158 also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employers' fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. The initial recognition of the funded status of the affected employee benefit plans did not have a material effect on the Company's year-end statement of financial position.

In June 2006, the FASB issued Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the implementation of FIN 48 to have a material effect on its financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The company is currently evaluating the effect that EITF No. 06-4 will have on its consolidated financial statements upon implementation.

In September 2006, The Emerging Issues Task Force issued EITF 06-5, "Accounting for Purchases of Life Insurance- Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4 ." This consensus concludes that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. A consensus also was reached that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). The consensuses are effective for fiscal years beginning after December 15, 2006. The company is currently evaluating the effect that EITF No. 06-5 will have on its consolidated financial statements upon implementation.

NOTE 2. Securities

Amortized costs and fair values of securities available for sale at December 31, 2006 and 2005 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2006 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 35,373	$ 38	$ (395)	$ 35,016
Mortgage-backed securities	20,043	40	(268)	19,815
Obligations of states and political subdivisions	2,796	20	(13)	2,803
Corporate securities	1,708	45	-	1,753
Restricted stock	4,020	-	-	4,020
	$ 63,940	$ 143	$ (676)	$ 63,407
	December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 31,054	$ 2	$ (587)	$ 30,469
Mortgage-backed securities	17,733	5	(378)	17,360
Obligations of states and political subdivisions	2,593	36	(23)	2,606
Corporate securities	3,616	83	(1)	3,698
Restricted stock	3,034	-	-	3,034
	$ 58,030	$ 126	$ (989)	$ 57,167

The amortized cost and fair value of securities available for sale at December 31, 2006, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 11,553	$ 11,456
Due after one year through five years	26,706	26,419
Due after five years through ten years	17,876	17,731
Due after ten years	3,785	3,781
Restricted stock	4,020	4,020
	$ 63,940	$ 63,407

Proceeds from sales and calls of securities available for sale were $728,000 and $2,284,000 during 2005 and 2004, respectively. There were no sales and calls of securities during 2006. Gross gains of $23,000 and gross losses of $3,000 were realized on sales and calls during 2005. Gross gains of $156,000 were realized on sales and calls during 2004. There were no gains or losses realized during 2006.

The fair value and gross unrealized losses for securities available for sale, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at December 31, 2006 and 2005 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	December 31, 2006 (in thousands)					
Obligations of U.S. government corporations and agencies	$ 999	$ 1	$ 28,681	$ 394	$ 29,680	$ 395
Mortgage-backed securities	1,734	10	11,748	258	13,482	268
Obligations of states and political subdivisions	199	1	831	12	1,030	13
	$ 2,932	$ 12	$ 41,260	$ 664	$ 44,192	$ 676
	December 31, 2005 (in thousands)					
Obligations of U.S. government corporations and agencies	$ 18,227	$ 328	$ 11,740	$ 259	$ 29,967	$ 587
Mortgage-backed securities	13,322	294	2,300	84	15,622	378
Obligations of states and political subdivisions	1,449	23	-	-	1,449	23
Corporate securities	999	1	-	-	999	1
	$ 33,997	$ 646	$ 14,040	$ 343	$ 48,037	$ 989

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent and ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. At December 31, 2006, the gross unrealized losses on securities available for sale totaling $676,000 included sixty-six debt securities. At December 31, 2005, the gross unrealized losses on securities available for sale totaling $989,000 included seventy-one debt securities. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Since the Company has the ability to hold debt securities until maturity, no unrealized losses are deemed to be other than temporary.

Amortized costs and fair values of securities held to maturity at December 31, 2006 and 2005 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
	December 31, 2006 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 500	$ -	$ (5)	$ 495
Mortgage-backed securities	379	-	(9)	370
Obligations of states and political subdivisions	27,338	43	(215)	27,166
	$ 28,217	$ 43	$ (229)	$ 28,031
	December 31, 2005 (in thousands)			
Obligations of U.S. government corporations and agencies	$ 1,001	$ -	$ (21)	$ 980
Mortgage-backed securities	501	-	(15)	486
Obligations of states and political subdivisions	24,024	67	(204)	23,887
	$ 25,526	$ 67	$ (240)	$ 25,353

The amortized cost and fair value of securities being held to maturity at December 31, 2006, by contractual maturity, are shown below. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without any penalties.

	Amortized Cost	Fair Value
	(in thousands)	
Due in one year or less	$ 1,140	$ 1,135
Due after one year through five years	2,311	2,307
Due after five years through ten years	24,445	24,268
Due after ten years	321	321
	$ 28,217	$ 28,031

There were no sales of securities being held to maturity during 2006, 2005 and 2004.

The fair value and gross unrealized losses for securities held to maturity, totaled by the length of time that individual securities have been in a continuous gross unrealized loss position, at December 31, 2006 and 2005 were as follows:

	Less than 12 months		12 months or more		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	December 31, 2006 (in thousands)					
Obligations of U.S. government corporations and agencies	$ -	$ -	$ 495	$ 5	$ 495	$ 5
Mortgage-backed securities	-	-	370	9	370	9
Obligations of states and political subdivisions	8,451	37	11,257	178	19,708	215
	$ 8,451	$ 37	$ 12,122	$ 192	$ 20,573	$ 229
	December 31, 2005 (in thousands)					
Obligations of U.S. government corporations and agencies	$ -	$ -	$ 980	$ 21	$ 980	$ 21
Mortgage-backed securities	487	15	-	-	487	15
Obligations of states and political subdivisions	14,172	173	1,011	31	15,183	204
	$ 14,659	$ 188	$ 1,991	$ 52	$ 16,650	$ 240

The Company evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the amount of an unrealized loss, the financial condition of the issuer, and the intent and ability of the Company to retain its investment in the issuer long enough to allow for an anticipated recovery in fair value. At December 31, 2006, the gross unrealized losses on securities held to maturity totaling $229,000 included sixty-five debt securities. At December 31, 2005, the gross unrealized losses on securities held to maturity totaling $240,000 included fifty-two debt securities. In analyzing an issuer's financial condition, the Company considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts' reports. Since the Company has the ability to hold debt securities until maturity, no unrealized losses are deemed to be other than temporary.

Securities having a carrying value of $30,270,000 and $31,032,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes required by law.

NOTE 3. Loans

The composition of loans at December 31, 2006 and 2005 was as follows:

	December 31,	
	2006	2005
	(in thousands)	
Mortgage loans on real estate:		
Construction and land development	$ 46,477	$ 42,835
Secured by farmland	6,859	4,322
Secured by 1-4 family residential properties	173,839	160,963
Other real estate loans	101,525	88,897
Loans to farmers	1,406	990
Commercial and industrial loans	26,938	25,237
Consumer installment loans	28,382	32,220
All other loans	620	315
	$ 386,046	$ 355,779
Less: Allowance for loan losses	3,308	3,582
	$ 382,738	$ 352,197

NOTE 4. Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 were as follows:

	December 31,		
	2006	2005	2004
		(in thousands)	
Balance, beginning	$ 3,582	$ 3,265	$ 2,867
Provision charged to operating expense	300	620	525
Recoveries added to the allowance	160	183	116
Loan losses charged to the allowance	(734)	(486)	(243)
Balance, ending	$ 3,308	$ 3,582	$ 3,265

Total loans past due ninety days or greater still accruing interest were $484,000, $294,000, and $64,000 at December 31, 2006, 2005 and 2004, respectively.

There were no impaired loans at December 31, 2006, 2005 or 2004.

Nonaccrual loans excluded from the impaired loan disclosure under FASB 114 totaled $375,000 at December 31, 2005. If interest would have been accrued, such income would have been approximately $18,000 for 2005. There were no nonaccrual loans at December 31, 2004 or December 31, 2006..

NOTE 5. Bank Premises and Equipment, Net

The major classes of bank premises and equipment and the total accumulated depreciation at December 31, 2006 and 2005 were as follows:

	December 31,	
	2006	2005
	(in thousands)	
Land	$ 3,997	$ 3,992
Buildings and improvements	12,860	12,075
Furniture and equipment	5,584	5,327
	$ 22,441	$ 21,394
Less accumulated depreciation	7,016	6,247
Bank premises and equipment, net	$ 15,425	$ 15,147

Depreciation expense on buildings and improvements was $355,000, $302,000, and $334,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Depreciation expense on furniture and equipment was $414,000, $389,000, and $380,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Bank leases certain facilities under operating leases, which expire at various dates through 2032. These leases require payment of certain operating expenses and contain renewal options. The total minimum rental commitment at December 31, 2006 under these leases was due as follows:

	December 31, 2006
	(in thousands)
2007	$ 140
2008	141
2009	143
2010	111
2011	45
Thereafter	936
	$ 1,516

The total building and equipment rental expense was $165,000, $148,000, and $157,000 in 2006, 2005 and 2004, respectively.

NOTE 6. Deposits

The composition of deposits at December 31, 2006 and 2005 was as follows:

	December 31			
	2006		2005	
	(in thousands)			
Noninterest bearing demand deposits	$	83,736	$	90,862
Savings and interest bearing demand deposits:				
NOW accounts	$	72,760	$	63,212
Money market accounts		41,744		51,593
Regular savings accounts		36,612		57,629
	$	151,116	$	172,434
Time deposits:				
Balances of less than $100,000	$	88,952	$	63,197
Balances of $100,000 and more		73,646		46,655
	$	162,598	$	109,852
	$	397,450	$	373,148

Time deposits with balances of less than $100,000 include $10,000,000 in brokered certificates of deposit at December 31, 2006. The Company did not have any brokered certificates of deposit at December 31, 2005.

The outstanding balance of time deposits at December 31, 2006 was due as follows:

	December 31, 2006	
	(in thousands)	
2007	$	150,574
2008		7,105
2009		3,795
2010		644
2011		460
Thereafter		20
	$	162,598

Deposit overdrafts reclassified as loans totaled $133,000 and $107,000 at December 31, 2006 and 2005, respectively.

NOTE 7. Borrowings

The Company, through its subsidiary bank, borrows funds in the form of federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances.

Federal fund lines of credit are extended to the Bank by nonaffiliated banks with which a correspondent banking relationship exists. The line of credit amount is determined by the creditworthiness of the Bank and, in particular, its regulatory capital ratios, which are discussed in Note 14. Federal funds purchased generally mature each business day. The following table summarizes information related to federal funds purchased for the years ended December 31, 2006 and 2005:

	December 31,	
	2006	2005
	(dollars in thousands)	
Balance at year-end	$ -	$ 2,573
Average balance during the year	3,838	4,731
Average interest rate during the year	5.35%	3.74%
Maximum month-end balance during the year	$ 8,907	$ 11,531
Gross lines of credit at year-end	22,000	22,000
Unused lines of credit at year-end	22,000	19,427

Securities sold under agreements to repurchase are borrowings in which the Bank obtains funds from certain customers by selling securities and simultaneously agreeing to repurchase the securities on the next business day at a given price which includes interest. The amount of borrowings through securities sold under agreements to repurchase is restricted by the amount of securities which are designated for these transactions. The following table summarizes information related to securities sold under agreement to repurchase for the years ended December 31, 2006 and 2005:

	December 31,	
	2006	2005
	(dollars in thousands)	
Balance at year-end	$ 5,366	$ 6,390
Average balance during the year	6,941	6,345
Average interest rate during the year	3.07%	2.71%
Maximum month-end balance during the year	$ 7,825	$ 9,612
Securities underlying the agreements at year-end:		
Carrying value	9,374	11,790
Fair value	9,369	11,769

The Bank had a $101,800,000 line of credit with the Federal Home Loan Bank of Atlanta which was secured by $267,705,000 in qualified 1-4 family residential real estate and commercial real estate loans at December 31, 2006. The Company had $60,000,000 in advances outstanding at December 31, 2006; therefore, the unused line of credit totaled $41,800,000. Advances bear interest at a fixed or floating rate depending on the terms and maturity of each advance and numerous renewal options are available to the Company.

The Company had $20,000,000 in short-term borrowings with the FHLB at December 31, 2006. The interest rates on the outstanding short-term advances at December 31, 2006 ranged from 5.12% to 5.29%. The weighted average interest rate on outstanding short-term advances at December 31, 2006 was 5.21%.

The Company had $40,000,000 in long-term borrowings with the FHLB at December 31, 2006, which matures as follows: $10,000,000 in 2007, $5,000,000 in 2008, $10,000,000 in 2009, $5,000,000 in 2011, and $10,000,000 in 2015. The interest rates on the outstanding long-term advances at December 31, 2006 ranged from 3.01% to 5.39%. The weighted average interest rate on outstanding long-term advances at December 31, 2006 was 3.83%.

NOTE 8. Income Taxes

The net deferred tax asset at December 31, 2006 and 2005 consisted of the following components:

	December 31,	
	2006	2005
	(in thousands)	
Deferred tax assets:		
Allowance for loan losses	$ 1,045	$ 1,129
Deferred compensation	124	106
Accrued postretirement benefits	114	68
Home equity origination costs	102	99
Securities available for sale	181	293
Nonaccrual interest	-	6
Other	80	52
	$ 1,646	$ 1,753
Deferred tax liabilities:		
Property and equipment	$ 555	$ 604
Prepaid pension costs	133	246
Securities available for sale	-	-
Other	14	8
	$ 702	$ 858
Net deferred tax asset	$ 944	$ 895

The Company has not recorded a valuation allowance for deferred tax assets because management believes that it is more likely than not that they will be ultimately realized.

Income tax expense for the years ended December 31, 2006, 2005 and 2004 consisted of the following components:

	December 31,		
	2006	2005	2004
		(in thousands)	
Current tax expense	$ 2,653	$ 2,570	$ 2,034
Deferred tax provision (benefit)	(161)	(160)	(32)
	$ 2,492	$ 2,410	$ 2,002

The following table reconciles income tax expense to the statutory federal corporate income tax amount, which was calculated by applying the federal corporate income tax rate to pre-tax income for the years ended December 31, 2006, 2005 and 2004.

	December 31,		
	2006	2005	2004
		(in thousands)	
Statutory federal corporate tax amount	$ 2,839	$ 2,727	$ 2,248
Tax-exempt interest income	(366)	(315)	(205)
Nontaxable life insurance income	-	-	(46)
Other	19	(2)	5
	$ 2,492	$ 2,410	$ 2,002

NOTE 9. Pension and Postretirement Benefit Plans

The Company has a funded noncontributory defined benefit pension plan that covers substantially all of its employees. The plan provides defined benefits based on years of service and final average salary. Effective December 31, 2006, the pension plan was amended so that no further benefits will accrue under the plan and no individuals may become participants after December 31, 2006.

The Company provides certain health care and life insurance benefits for six retired employees who have met certain eligibility requirements. All other employees retiring after reaching age 65 and having at least 15 years of service with the Company will be allowed to stay on the Company's group life and health insurance policies, but will be required to pay premiums. The Company's share of the estimated costs that will be paid after retirement is generally being accrued by charges to expense over the employees' active service periods to the dates they are fully eligible for benefits, except that the Company's unfunded cost that existed at January 1, 1993 is being accrued primarily in a straight-line manner that will result in its full accrual by December 31, 2013.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158. SFAS No. 158 requires the Company to recognize the funded status (i.e. the difference between the fair value of plan assets and the projected benefit obligations) of its pension and postretirement benefit plans in the December 31, 2006 consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of taxes. The adjustment to accumulated other comprehensive income at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition obligation remaining from the initial adoption of SFAS No. 87, all of which were previously netted against the plan's funded status in the Company's consolidated balance sheet pursuant to the provisions of SFAS No. 87. These amounts will be subsequently recognized as net periodic pension cost pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension cost in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension cost on the same basis as the amounts recognized in accumulated other comprehensive income at the adoption of SFAS No. 158.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company's consolidated balance sheet at December 31, 2006 are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company's consolidated statement of net income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company's consolidated net income during future periods.

	December 31, 2006		
	Prior to Adopting SFAS No. 158	Effect of Adopting SFAS No. 158	As Reported
		(in thousands)	
Prepaid pension asset	$ 694	$ (302)	$ 392
Accrued postretirement benefit liability	205	130	335
Deferred income taxes	166	(147)	19
Accumulated other comprehensive income	-	(285)	(285)

The following amounts that have not been recognized in the net periodic benefit cost of the pension plan are included in other comprehensive income: unrecognized net actuarial loss of $302,000. The Company does not expect any of the net actuarial loss included in other comprehensive income to be recognized in the net periodic benefit cost of the pension plan during 2007.

The following amounts that have not been recognized in the net periodic benefit cost of the postretirement benefit plan are included in other comprehensive income: unrecognized transition obligation of $10,000 and unrecognized net actuarial loss of $120,000. The transition obligation and net actuarial loss included in other comprehensive income and expected to be recognized in the net periodic benefit cost of the postretirement benefit plan during 2007 is $3,000 and $9,000, respectively.

The following tables provide a reconciliation of the changes in the benefit obligations and fair value of assets for 2006, 2005 and 2004 and a statement of the funded status at December 31, 2006, 2005 and 2004 for the pension and postretirement benefit plans of the Company. The Company uses a December 31st measurement date for its plans.

	Pension Plan			Postretirement BenefitsPlan		
	2006	2005	2004	2006	2005	2004
	(in thousands)					
Change in Benefit Obligation:						
Benefit obligation, beginning	$ 4,083	$ 3,615	$ 3,080	$ 324	$ 265	$ 323
Service cost	366	350	271	-	-	-
Interest cost	243	215	199	18	15	20
Actuarial (gain) loss	100	79	303	15	58	(63)
Benefits paid	(238)	(176)	(238)	(16)	(14)	(15)
Curtailment gain	(1,379)	-	-	-	-	-
Benefit obligation, ending	$ 3,175	$ 4,083	$ 3,615	$ 341	$ 324	$ 265
Change in Plan Assets:						
Fair value of plan assets, beginning	$ 2,889	$ 2,596	$ 2,402	$ -	$ -	$ -
Actual return on plan assets	416	69	132	-	-	-
Employer contributions	500	400	300	16	14	15
Benefits paid	(238)	(176)	(238)	(16)	(14)	(15)
Fair value of plan assets, ending	$ 3,567	$ 2,889	$ 2,596	$ -	$ -	$ -
Funded Status:						
Funded status	$ 392	$ (1,194)	$ (1,019)	$ (341)	$ (324)	$ (264)
Unrecognized net actuarial loss	-	1,865	1,742	-	113	58
Unrecognized transition obligation	-	-	-	-	13	15
Unrecognized prior service cost	-	34	46	-	-	-
Prepaid (accrued) benefits	$ 392	$ 705	$ 769	$ (341)	$ (198)	$ (191)
Amounts Recognized in Consolidated Balance Sheets:						
Prepaid benefit cost	$ 392	$ 705	$ 769	$ -	$ -	$ -
Accrued benefit liability	-	-	-	(341)	(198)	(191)
	$ 392	$ 705	$ 769	$ (341)	$ (198)	$ (191)
Amounts Recognized in Accumulated Other Comprehensive Income:						
Net loss	$ 302	$ -	$ -	$ 120	$ -	$ -
Net obligation at transition	-	-	-	10	-	-
	$ 302	$ -	$ -	$ 130	$ -	$ -

The accumulated benefit obligation for the pension plan was $3,175,000, $2,825,000 and $2,498,000 at December 31, 2006, 2005 and 2004, respectively. Due to the amendment of the pension plan, the accumulated benefit obligation and projected benefit obligation are equivalent at December 31, 2006.

The following tables provide the components of net periodic benefit cost of the pension plan and postretirement benefit plan for the years ended December 31, 2006, 2005 and 2004:

	Pension Plan			Postretirement Benefits Plan		
	2006	2005	2004	2006	2005	2004
	(in thousands)					
Components of Net Periodic Benefit Cost:						
Service cost	$ 366	$ 350	$ 271	$ -	$ -	$ -
Interest cost	243	215	199	18	15	20
Expected return on plan assets	(229)	(206)	(190)	-	-	-
Amortization of prior service costs	34	12	12	-	-	-
Amortization of transition obligation	-	-	-	3	3	3
Amortization of net actuarial loss	97	93	78	8	3	9
Net periodic benefit cost	$ 511	$ 464	$ 370	$ 29	$ 21	$ 32

The total recognized net periodic benefit cost and other comprehensive income for the pension plan was $813,000, $464,000 and $370,000 during 2006, 2005 and 2004, respectively. The total recognized net periodic benefit cost and other comprehensive income for the postretirement benefits plan was $159,000, $21,000 and $32,000 during 2006, 2005 and 2004, respectively.

The benefit obligation for the pension plan was calculated using the following assumptions; weighted average discount rate of 6.00% for all periods and rate of compensation increase of 5.00% for all periods.

The net periodic benefit cost for the pension plan was calculated using the following assumptions; weighted average discount rate of 6.00% for 2006 and 2005, and 6.50% for 2004, expected long-term return on plan assets of 8.00% for all periods, and rate of compensation increase of 5.00% for all periods.

The benefit obligation for the postretirement benefit plan was calculated using a weighted average discount rate of 6.00% for 2006, 5.75% for 2005, and 6.00% for 2004. For measurement purposes, a 10.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2007 and 2008, 8.00% for 2009 and 2010, and 6.00% for 2011 and thereafter. If these rates were increased by 1.00% in each year, the benefit obligation at December 31, 2006 would have increased by $17,000 and the net periodic benefit cost for 2006 would have increased by $1,000. If these rates were decreased by 1.00% in each year, the benefit obligation at December 31, 2006 would have decreased by $15,000 and the net periodic benefit cost for 2006 would have decreased by $1,000.

The following table provides the pension plan's asset allocation as of December 31, 2006 and 2005:

	December 31,	
	2006	2005
Equity securities	64%	58%
Debt securities	34%	36%
Other	2%	6%
Total	100%	100%

The investment policy of the pension plan prescribes certain target allocations for the different types of security within the portfolio. The assets are periodically reallocated to meet these targets and the policy is reviewed periodically, under the advisement of a certified investment advisor, to determine if it should be modified. The policy's objective is to maximize returns without undue exposure to risk. The total return of the portfolio over a three year time period should exceed the greater of 7% annually or the increase in the Consumer Price Index plus 3% annually. The pension plan's allowable investments are: (1) cash and cash equivalents, (2) fixed income securities, which include preferred stocks, corporate debt securities, obligations of the U.S. Government and its agencies, tax-exempt and taxable securities of municipal and state governments and securities convertible to equities, and (3) readily marketable equity securities of U.S. corporations. Investment in the securities of a single issuer (excluding the U.S. Government and its agencies) must not exceed 10% of the total portfolio's market value.

The Company made contributions totaling $500,000 to the pension plan during 2006. This was less than the anticipated contribution amount of $1,000,000, as stated at December 31, 2005. Amending the plan was the primary factor for this difference. The Company estimates that it will make contributions totaling $100,000 during 2007.

Estimated future benefit payments at December 31, 2006, which reflect expected future service, as appropriate, were as follows:

	Pension Benefits	Postretirement Benefits
	(in thousands)	
2007	$ 59	$ 31
2008	73	32
2009	100	33
2010	105	33
2011	117	33
2012 - 2016	852	154

NOTE 10. Stock-Based Compensation

Stock options granted prior to 2006 under the Company's stock-based compensation plan were accounted for under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees, and related Interpretations." No stock-based compensation expense associated with the stock options was reflected in net income, as each stock option granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. On December 30, 2005, the Company's Board of Directors approved the acceleration of vesting of all unvested stock options outstanding, effective immediately. Except for the accelerated vesting, all other terms of the affected stock options remained unchanged. There were neither unvested stock options outstanding at December 31, 2006 nor stock options granted during 2006 that must be accounted under Statement of Financial Accounting Standards No. 123R ("SFAS No. 123R") "Share-Based Payment." The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123R to its stock-based compensation plan for the years ended December 31, 2005, and 2004.

	2005	2004
Net income, as reported	$ 5,612	$ 4,610
Total stock-based compensation expense based on fair value of all awards, net of taxes	102	29
Pro forma net income	$ 5,510	$ 4,581
Earnings per share:		
Basic - as reported	$ 1.84	$ 1.53
Basic - pro forma	1.81	1.52
Diluted - as reported	1.84	1.53
Diluted - pro forma	1.81	1.52

The exercise price of stock options granted under this plan, both incentive and non-qualified, cannot be less than the fair market value of the common stock on the date that the option is granted. The maximum term for an option granted under this plan is ten years and options granted may be subject to a vesting schedule. All of the non-qualified stock options granted under the plan had a ten year term and were subject to a vesting period.

In determining the pro forma amounts below, the value of each grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants during 2004: dividend rate of 0.80%, risk-free interest rate of 4.21%, expected volatility of 20.64%, and expected life of 10 years. The following table summarizes options outstanding at December 31, 2006:

	2006			2005		2004	
	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	26,000	$ 21.59		26,000	$ 21.59	13,000	$ 21.63
Granted	-	-		-	-	13,000	21.55
Exercised	-	-		-	-	-	-
Forfeited	-	-		-	-	-	-
Outstanding, end of year	26,000	$ 21.59	$ 219,000	26,000	$ 21.59	26,000	$ 21.59
Exercisable, end of year	26,000	$ 21.59	$ 219,000	26,000	$ 21.59	4,332	$ 21.63
Weighted average fair value of options granted during the year		$ -			$ -		$ 7.75

The aggregate intrinsic value in the table is equal to the amount that would have been received by the option holders had all options been exercised on December 31, 2006. It is derived from the amount by which the current market value of the underlying stock exceeds the exercise price of the option. This amount fluctuates in relation to the market value of the Company's stock.

The following table summarizes options outstanding and exercisable at December 31, 2006:

Range of Exercise Price		Options Outstanding: Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price		Options Exercisable: Number Exercisable	Weighted Average Exercise Price	
$	21.63	13,000	6.75	$	21.63	13,000	$	21.63
	21.55	13,000	7.75		21.55	13,000		21.55
$	21.55 - 21.63	26,000	7.25	$	21.59	26,000	$	21.59

Restricted Stock provides grantees with rights to shares of common stock upon completion of a service period or achievement of Company performance measures. During the restriction period, all shares are considered outstanding and dividends are paid to the grantee. In general, outside directors are periodically granted restricted shares which vest over a period of less than six months. Beginning during 2006, executive officers were granted restricted shares which vest over a three year service period and restricted shares which vest based on meeting performance measures over a three year period. Prior to 2006, executive officers were only granted restricted shares which vest over a three year service period. The following table presents the activity for Restricted Stock for the year ended December 31, 2006:

	2006: Shares	Weighted Average Grant Date Fair Value	
Nonvested, beginning of year	5,760	$	21.58
Granted	11,010		28.81
Vested	(7,440)		26.14
Forfeited	-		-
Nonvested, end of year	9,330	$	26.47

The Company recognizes compensation expense over the restricted period. Compensation expense was $254,000, $184,000 and $85,000 during 2006, 2005 and 2004, respectively. The total grant date fair value of Restricted Stock which vested was $195,000 for the year ended December 31, 2006. Unrecognized compensation cost related to unvested Restricted Stock was $113,000 at December 31, 2006. This amount is expected to be recognized over a weighted average period of 1.7 years.

NOTE 11. Employee Benefits

The Company has established an Employee Stock Ownership Plan (ESOP) to provide additional retirement benefits to substantially all employees. Contributions can be made to the Bank of Clarke County Employee Retirement Trust to be used to purchase the Company's common stock. There were no contributions in 2006, 2005 or 2004.

The Company sponsors a 401(k) savings plan under which eligible employees may defer a portion of salary on a pretax basis, subject to certain IRS limits. Prior to January 1, 2007, the Company matched 50 percent of employee contributions, on a maximum of six percent of salary deferred, with Company common stock or cash, as elected by each employee. The shares for this purpose are provided principally by the Company's employee stock ownership plan (ESOP), supplemented, as needed, by newly issued shares. Contributions under the plan amounted to $130,000 in 2006, $120,000 in 2005, and $123,000 in 2004. In conjunction with amending the pension plan, the 401(k) plan was amended, effective January 1, 2007, to include a non-elective safe-harbor employer contribution and an age-weighted employer contribution. Each December 31st, qualifying employees will receive a non-elective safe-harbor contribution equal to three percent of their salary for that year. Also, each December 31st, qualifying employees will receive an additional contribution based on their age and years of service. The percentage of salary for the age-weighted contribution increases on both factors, age and years of service, with a minimum of one percent of salary and a maximum of ten percent of salary.

The Company has established an Executive Supplemental Income Plan for certain key employees. Benefits are to be paid in monthly installments following retirement or death. The agreement provides that if employment is terminated for reasons other than death or disability prior to age 65, the amount of benefits could be reduced or forfeited. The executive supplemental income benefit expense, based on the present value of the retirement benefits, was $24,000 for 2006, $2,000 for 2005, and $4,000 for 2004. The plan is unfunded; however, life insurance has been acquired on the lives of these employees in amounts sufficient to discharge the plan's obligations.

NOTE 12. Commitments and Contingencies

In the normal course of business, the Company makes various commitments and incurs certain contingent liabilities, which are not reflected in the accompanying financial statements. These commitments and contingent liabilities include various guarantees, commitments to extend credit and standby letters of credit. The Company does not anticipate any material losses as a result of these commitments.

During the normal course of business, various legal claims arise from time to time which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

As a member of the Federal Reserve System, the Bank is required to maintain certain average reserve balances. These reserve balances include usable vault cash and amounts on deposit with the Federal Reserve Bank. For the final weekly reporting period in the years ended December 31, 2006 and 2005, the amount of daily average required balances were approximately $904,000 and $920,000, respectively. In addition, the Bank was required to maintain a compensating balance on deposit with a correspondent bank in the amount of $250,000 at December 31, 2006 and 2005.

See Note 17 with respect to financial instruments with off-balance-sheet risk.

NOTE 13. Transactions with Directors and Officers

The Bank grants loans to and accepts deposits from its directors, principal officers and related parties of such persons during the ordinary course of business. Loans are granted on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other customers. The aggregate balance of loans to directors, principal officers and their related parties was $5,647,000 and $2,156,000 at December 31, 2006 and 2005, respectively. These balances reflect total principal additions of $6,045,000 and total principal payments of $2,378,818 during 2006. Deposits are accepted on the same terms, including interest rates, as those prevailing at the time for comparable transactions with other customers. The aggregate balance of deposits from directors, principal officers and their related parties was $9,283,000 and $5,622,000 at December 31, 2006 and 2005, respectively.

NOTE 14. Capital Requirements

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes that the Company and the Bank meet all capital adequacy requirements to which they are subject at December 31, 2006 and 2005.

At December 31, 2006, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the tables. There are no conditions or events since the notification that management believes have changed the Bank's category. The following table presents the Company's and the Bank's actual capital amounts and ratios at December 31, 2006 and 2005:

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2006:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 51,702	13.30%	$ 31,092	8.00%	N/A	
Bank of Clarke County	$ 47,832	12.35%	$ 30,977	8.00%	$ 38,721	10.00%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 48,394	12.45%	$ 15,546	4.00%	N/A	
Bank of Clarke County	$ 44,524	11.50%	$ 15,488	4.00%	$ 23,232	6.00%
Tier 1 Capital to Average Assets						
Consolidated	$ 48,394	9.59%	$ 20,183	4.00%	N/A	
Bank of Clarke County	$ 44,524	8.89%	$ 20,031	4.00%	$ 25,039	5.00%
December 31, 2005:						
Total Capital to Risk Weighted Assets						
Consolidated	$ 46,922	13.44%	$ 27,931	8.00%	N/A	
Bank of Clarke County	$ 43,041	12.39%	$ 27,798	8.00%	$ 34,747	10.00%
Tier 1 Capital to Risk Weighted Assets						
Consolidated	$ 43,340	12.41%	$ 13,966	4.00%	N/A	
Bank of Clarke County	$ 39,459	11.36%	$ 13,899	4.00%	$ 20,848	6.00%
Tier 1 Capital to Average Assets						
Consolidated	$ 43,340	9.40%	$ 18,438	4.00%	N/A	
Bank of Clarke County	$ 39,459	8.63%	$ 18,296	4.00%	$ 22,870	5.00%

NOTE 15. Restrictions On Dividends, Loans and Advances

Federal and state banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends which may be paid at any date is generally limited to the lesser of the Bank's retained earnings or the three preceding years' undistributed net income of the Bank. Loans or advances are limited to 10% of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

At December 31, 2006, the Bank's retained earnings available for the payment of dividends to the Company was $13,251,000. Accordingly, $30,753,000 of the Company's equity in the net assets of the Bank was restricted at December 31, 2006. Funds available for loans or advances by the Bank to the Company amounted to $1,146,000 at December 31, 2006.

NOTE 16. Dividend Investment Plan

The Company has a Dividend Investment Plan, which allows participants' dividends to purchase additional shares of common stock at 95% of its fair market value on each dividend record date.

NOTE 17. Financial Instruments with Off-Balance-Sheet Risk

The Company, through its subsidiary bank, is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, unfunded commitments under lines of credit, and commercial and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Company's exposure to credit loss is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2006	2005
Commitments to extend credit	$ 9,584,000	$ 6,626,000
Unfunded commitments under lines of credit	88,381,000	94,326,000
Commercial and standby letters of credit	5,056,000	4,022,000

Commitments to extend credit are agreements to lend to a customer as long as the terms offered are acceptable and certain other conditions are met. Commitments generally have fixed expiration dates or other termination clauses. Since these commitments may expire or terminate, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, with regards to these commitments, is based on management's credit evaluation of the customer.

Unfunded commitments under lines of credit are contracts for possible future extensions of credit to existing customers. Unfunded commitments under lines of credit include, but are not limited to, home equity lines of credit, overdraft protection lines of credit, credit cards, and unsecured and secured commercial lines of credit. The terms and conditions of these commitments vary depending on the line of credit's purpose, collateral, and maturity. The amount disclosed above represents total unused lines of credit for which a contract with the Bank has been established.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. These letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in granting loans to customers. The Bank holds collateral supporting these commitments if it is deemed necessary. At December 31, 2006, none of the outstanding letters of credit were collateralized.

The Bank has cash accounts in other commercial banks. The amount on deposit in these banks at December 31, 2006 exceeded the insurance limits of the Federal Deposit Insurance Corporation by $371,000.

NOTE 18. Trust Preferred Capital Notes

On May 23, 2002, Eagle Financial Statutory Trust I (the Trust), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 26, 2002, $7,000,000 of trust preferred securities were issued through a pooled underwriting totaling approximately $554 million. The Trust issued $217,000 in common equity to the Company. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 8.827%. The securities have a mandatory redemption date of June 26, 2032, and are subject to varying call provisions beginning June 26, 2007. The principal asset of the Trust is $7,217,000 of the Company's junior subordinated debt securities with the same maturity and interest rate structures as the capital securities.

The trust preferred securities may be included in Tier I capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier I capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier I capital, if any, may be included in Tier 2 capital. The total amount ($7,000,000) of trust preferred securities issued by the Trust was included in the Company's Tier I capital at December 31, 2006.

The obligations of the Company with respect to the issuance of the capital securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the capital securities.

Subject to certain exceptions and limitations, the Company may elect from time to time to defer interest payments on the junior subordinated debt securities, which would result in a deferral of distribution payments on the related capital securities.

NOTE 19. Quarterly Condensed Statements of Income - Unaudited

The Company's quarterly net income, net income per common share and dividends per common share during 2006 and 2005 are summarized as follows:

	2006 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 6,728	$ 7,268	$ 7,468	$ 7,745
Net interest income after provision for loan losses	4,298	4,456	4,237	4,213
Noninterest income	1,294	1,343	1,397	1,413
Noninterest expenses	3,422	3,529	3,692	3,658
Income before income taxes	2,170	2,270	1,942	1,968
Net income	1,503	1,596	1,393	1,366
Net income per common share, basic	0.49	0.52	0.45	0.45
Net income per common share, diluted	0.49	0.52	0.45	0.44
Dividends per common share	0.14	0.15	0.15	0.16

	2005 Quarter Ended			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
Total interest and dividend income	$ 5,428	$ 5,754	$ 6,092	$ 6,530
Net interest income after provision for loan losses	4,005	4,023	4,071	4,202
Noninterest income	1,148	1,348	1,371	1,299
Noninterest expenses	3,208	3,267	3,449	3,521
Income before income taxes	1,945	2,104	1,993	1,980
Net income	1,348	1,462	1,400	1,402
Net income per common share, basic	0.44	0.48	0.46	0.46
Net income per common share, diluted	0.44	0.48	0.46	0.46
Dividends per common share	0.11	0.12	0.13	0.14

NOTE 20. Fair Value of Financial Instruments

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments:

Cash and short-term investments/cccrued interest: The fair value was equal to the carrying amount.

Securities: The fair value, excluding restricted stock, was based on quoted market prices. The fair value of restricted stock approximated the carrying amount based on the redemption provisions of the issuers.

Loans: The fair value of variable rate loans, which reprice frequently and with no significant change in credit risk, was equal to the carrying amount. The fair value of all other loans was determined using discounted cash flow analysis. The discount rate was equal to the current interest rate on similar products.

Deposits and borrowings: The fair value of demand deposits, savings accounts, and certain money market deposits was equal to the carrying amount. The fair value of all other deposits and borrowings was determined using discounted cash flow analysis. The discount rate was equal to the current interest rate on similar products.

Off-balance-sheet financial instruments: The fair value of commitments to extend credit was estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the credit worthiness of the counterparties. The fair value of fixed rate loan commitments also considered the difference between current interest rates and the committed interest rates. The fair value of standby letters of credit was estimated using the fees currently charged for similar agreements or on the estimated cost to terminate or otherwise settle the obligations with the counterparties. At December 31, 2006 and 2005, the fair value of loan commitments and standby letters of credit was considered immaterial.

The carrying amount and fair value of the Company's financial instruments at December 31, 2006 and 2005 were as follows:

	2006		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)			
Financial assets:				
Cash and short-term investments	$ 15,962	$ 15,962	$ 10,041	$ 10,041
Securities	91,624	91,438	82,693	82,520
Loans, net	382,738	382,970	352,197	351,866
Accrued interest receivable	2,290	2,290	1,935	1,935
Financial liabilities:				
Deposits	$ 397,450	$ 397,520	$ 373,148	$ 372,707
Federal funds purchased and securities sold under agreements to repurchase	5,366	5,366	8,963	8,963
Federal Home Loan Bank advances	60,000	60,812	40,000	38,809
Trust preferred capital notes	7,217	7,217	7,217	7,217
Accrued interest payable	677	677	404	404

The Company assumes interest rate risk (the risk that general interest rate levels will change) during its normal operations. As a result, the fair value of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities in order to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay their principal balance in a rising rate environment and more likely to do so in a falling rate environment. Conversely, depositors who are receiving fixed rate interest payments are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting the terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

NOTE 21. Condensed Financial Information – Parent Company Only

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Balance Sheets
December 31, 2006 and 2005
(dollars in thousands)

	2006	2005
Assets		
Cash held in subsidiary bank	$ 195	$ 350
Securities available for sale	3,272	3,083
Loans	-	-
Investment in subsidiaries, at cost, plus undistributed net income	44,047	39,087
Investment in limited partnership	38	76
Other assets	612	625
Total assets	$ 48,164	$ 43,221
Liabilities and Shareholders' Equity		
Trust preferred capital notes	$ 7,217	$ 7,217
Other Liabilities	10	9
Total liabilities	$ 7,227	$ 7,226
Shareholders' Equity		
Preferred stock	$ -	$ -
Common stock	7,712	7,642
Surplus	6,299	5,369
Retained earnings	27,563	23,554
Accumulated other comprehensive income	(637)	(570)
Total shareholders' equity	$ 40,937	$ 35,995
Total liabilities and shareholders' equity	$ 48,164	$ 43,221

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Income
Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Income			
Dividends from subsidiary bank	$ 1,200	$ 1,200	$ 1,250
Interest on loans	-	1	3
Interest and dividends on securities available for sale	151	155	165
(Loss) on equity investments	(10)	(13)	(11)
Gain on sale of securities	-	11	12
Other income	27	10	17
Total income	$ 1,368	$ 1,364	$ 1,436
Expenses			
Interest expense on borrowings	$ 606	$ 479	$ 351
Other operating expenses	170	152	149
Total expenses	$ 776	$ 631	$ 500
Income before income tax (benefit) and equity in undistributed net income of subsidiary bank	$ 592	$ 733	$ 936
Income Tax (Benefit)	(246)	(191)	(131)
Income before equity in undistributed net income of subsidiary bank	$ 838	$ 924	$ 1,067
Equity in Undistributed Net Income of Subsidiary Bank	5,020	4,688	3,543
Net income	$ 5,858	$ 5,612	$ 4,610

EAGLE FINANCIAL SERVICES, INC.
(Parent Company Only)
Statements of Cash Flows
Years Ended December 31, 2006, 2005 and 2004
(dollars in thousands)

	2006	2005	2004
Cash Flows from Operating Activities			
Net Income	$ 5,858	$ 5,612	$ 4,610
Adjustments to reconcile net income to net cash provided by operating activities			
Amortization	71	68	70
Loss on equity investment	10	13	11
Premium amortization (discount accretion) on securities	(1)	(1)	1
(Gain) on securities	-	(11)	(12)
Undistributed earnings of subsidiary bank	(5,020)	(4,688)	(3,543)
Changes in assets and liabilities:			
(Increase) decrease in other assets	(20)	7	(273)
Increase in other liabilities	6	4	7
Net cash provided by operating activities	$ 904	$ 1,004	$ 871
Cash Flows from Investing Activities			
Purchase of securities available for sale	$ (200)	$ (835)	$ (634)
Proceeds from maturities of securities available for sale	-	609	457
Net decrease in loans	-	41	16
Net cash (used in) investing activities	$ (200)	$ (185)	$ (161)
Cash Flows from Financing Activities			
Cash dividends paid	$ (1,258)	$ (970)	$ (807)
Proceeds from issuance of common stock, employee benefit plan	145	98	21
Stock-based compensation expense	254	184	124
Net cash (used in) financing activities	$ (859)	$ (688)	$ (662)
Increase (decrease) in cash	$ (155)	$ 131	$ 48
Cash			
Beginning	$ 350	$ 219	$ 171
Ending	$ 195	$ 350	$ 219

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Management's report on internal control over financial reporting and the attestation report of the Registered Public Accounting Firm for the year ended December 31, 2006 are included in Item 8 of the annual report on Form 10-K.

Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting (as defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended). Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, management has conducted an assessment of the design and effectiveness of its internal controls over financial reporting. Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Smith Elliott Kearns & Company, LLC, the independent registered public accounting firm that also audited the Company's consolidated financial statements. The Report on Management's Assessment of Internal Control Over Financial Reporting and the Report of Independent Registered Public Accounting Firm are included in Item 8 of this report and incorporated by reference into this Item.

There were no changes in the Company's internal control over financial reporting during the Company's quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by Part III, Item 10. is incorporated herein by reference to the Proxy Statement for the 2007 Annual Meeting of Shareholders to be held May 16, 2007.

Item 11. Executive Compensation

The information required by Part III, Item 11. is incorporated herein by reference to the Proxy Statement for the 2007 Annual Meeting of Shareholders to be held May 16, 2007.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Part III, Item 12. is incorporated herein by reference to the Proxy Statement for the 2007 Annual Meeting of Shareholders to be held May 16, 2007.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Part III, Item 13. is incorporated herein by reference to the Proxy Statement for the 2007 Annual Meeting of Shareholders to be held May 16, 2007.

Item 14. Principal Accounting Fees and Services

The information required by Part III, Item 14. is incorporated herein by reference to the Proxy Statement for the 2007 Annual Meeting of Shareholders to be held May 16, 2007.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

The financial statements are filed as part of this Annual Report on Form 10-K within Item 8.

(a)(2) Financial Statement Schedules

All financial statement schedules are omitted since they are not required, or are not applicable, or the required information is given in the financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits, as applicable, are filed with this Form 10-K or incorporated by reference to previous filings.

Exhibit No.	Description
3.1	Articles of Incorporation of the Company, restated in electronic format only as of March 1, 2006 (incorporated herein by reference to Exhibit 3.1 of the Company's Current Report on Form 8-K dated March 1, 2006).
3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 3.2 of the Company's Registration Statement on Form S-4, Registration No. 33-43681).
10.1	Description of Executive Supplemental Income Plan (incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1996).*
10.5	Employment Agreement of John R. Milleson (incorporated herein by reference to Exhibit 10.5 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003).*
10.6	Employment Agreement of James W. McCarty, Jr. (incorporated herein by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003).*
10.7	Employment Agreement of Elizabeth M. Pendleton (incorporated herein by reference to Exhibit 10.7 of the Company's Annual Report on Form 10-K for the year ended December 31, 2003).*
10.8	Eagle Financial Services, Inc. Stock Incentive Plan (incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form S-8, Registration No. 333-118319).*
10.9	Employment Agreement of John E. Hudson (incorporated herein by reference to Exhibit 10.9 of the Company's Annual Report on Form 10-K for the year ended December 31, 2005).*
10.10	Employment Agreement of Jeffrey S. Boppe (incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K dated January 22, 2007).*
21.1	Subsidiaries of the Company.
23.1	Consent of Yount, Hyde & Barbour, P.C.
23.2	Consent of Smith Elliott Kearns & Company, LLC.
31.1	Certification by Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Management contracts and compensatory plans and arrangements.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 15th day of March, 2007.

Eagle Financial Services, Inc.

By: /s/ JOHN R. MILLESON

John R. Milleson
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 15, 2007.

Signature	Title
/s/ JOHN R. MILLESON John R. Milleson	President, Chief Executive Officer, and Director (principal executive officer)
/s/ JAMES W. MCCARTY, JR. James W. McCarty, Jr.	Vice President, Chief Financial Officer, and Secretary-Treasurer (principal financial and accounting officer)
/s/ THOMAS T. GILPIN Thomas T. Gilpin	Chairman of the Board and Director
/s/ LEWIS M. EWING Lewis M. Ewing	Vice Chairman of the Board and Director
/s/ THOMAS T. BYRD Thomas T. Byrd	Director
/s/ MARY BRUCE GLAIZE Mary Bruce Glaize	Director
/s/ DOUGLAS C. RINKER Douglas C. Rinker	Director
/s/ ROBERT W. SMALLEY, JR. Robert W. Smalley, Jr.	Director
/s/ JOHN D. STOKELY, JR. John D. Stokely, Jr.	Director
/s/ JAMES T. VICKERS James T. Vickers	Director
/s/ RANDALL G. VINSON Randall G. Vinson	Director
/s/ JAMES R. WILKINS, JR James R. Wilkins, Jr.	Director

EXHIBIT 31.1

CERTIFICATION BY CHIEF EXECUTIVE OFFICER PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John R. Milleson, certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007



John R. Milleson
President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATION BY CHIEF FINANCIAL OFFICER PURSUANT TO RULE 13a-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, James W. McCarty, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Eagle Financial Services, Inc. for the year ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c. evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d. disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 15, 2007



James W. McCarty, Jr.
Vice President, Chief Financial Officer, and Secretary/Treasurer

EXHIBIT 32.1

STATEMENT OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Eagle Financial Services, Inc. (the "Company") for the period ended December 31, 2006 as filed with the Securities and Exchange Commission (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that, to our knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 15, 2007



John R. Milleson
President and Chief Executive Officer



James W. McCarty, Jr.
Vice President and Chief Financial Officer

Our loan portfolio grew by 8.5%, from $355.8 million in 2005 to $386.0 million at year-end 2006. This increase was largely due to growth in loans secured by real estate, which increased by $31.7 million during 2006. Commercial and industrial loans grew by 6.7%, which helped to offset a decrease in consumer loans, which dropped by 11.9%. Our consumer portfolio continues to compete with manufacturer financing options and the choice by our customers to utilize home equity options available to them instead of traditional automobile loans.

Total dividends declared for 2006 also reached a record level, totaling 60¢ per share, an increase of 20% over 2005 total dividends of 50¢ per share.

The FDIC report of market share for 2006 shows that Bank of Clarke County remains soundly in the number two position, with control of 17.82% of the total deposits in the City of Winchester and Counties of Clarke and Frederick.

Year-end 2006 saw the retirement of a mainstay in your Company's history for the last 43 years. John D. Hardesty stepped down as Chairman and Board member. Mr. Hardesty was appointed a Board member in May of 1963 and was named Chairman of the Board in October of 1986. When Eagle Financial Services, Inc. was formed in 1991, Mr. Hardesty was named Chairman and Board member of your company.

Mr. Hardesty's level-headedness and inclusive personality became the routine during those years. He regularly drew opinion from every Board member so that a more informative decision could be made on behalf of the shareholders. His leadership qualities helped drive your company from a $6 million, 2 branch community bank to a $513 million financial services contender with eleven locations and a number two position in market share. His wisdom and insight, as well as his business acumen, will be missed. I know I join all of you in wishing Mr. Hardesty a long, productive and fulfilling retirement.

Mr. Thomas T. Gilpin, a Board member since January of 1987, was named your new Chairman of Eagle Financial Services, Inc. and Bank of Clarke County during the December 2006 regular meeting of your Board. Mr. Gilpin brings invaluable skills to the chairmanship, as well as a keen knowledge of our market. Mr. Gilpin, a native and current resident of Clarke County, has been an important part of the greater Winchester business community for many years. The balance, expertise and representation he brings will serve your company well.

Your Board welcomed two new directors in 2006, each one bringing his own individual expertise and skills to the collective worth of the Board. Mr. Douglas C. Rinker joined the Board in June. Mr. Rinker is President of Winchester Equipment Company in Frederick County, Virginia. He is a former national president of the Future Farmers of America, is very active in the community and will bring us beneficial insight into the commercial and agricultural communities that we serve.

Mr. John D. Stokely, Jr. joined the Board in July. Mr. Stokely is President of Cavalier Land Development Corporation in Ashburn, where he is focused on construction and management of his office buildings in Ashburn and the surrounding areas. He is also heavily involved in the local communities and is currently a Trustee for Shenandoah University. Mr. Stokely has served as the Building Chair for Shenandoah for the past 17 years. We look forward to working with these two distinguished men for years to come.

A BANK TRIBUTE



Jack Hardesty addresses the Board at his last meeting as Chairman on Wednesday, December 20, 2006. A bronze eagle was presented to him during the meeting to honor his years of service.




JOHN D. HARDESTY

At a retirement dinner in his honor on January 14, 2007, incoming Chairman of the Board Tom Gilpin presented Jack Hardesty with a certificate announcing the creation of a fully-endowed scholarship to be called the John D. Hardesty Agricultural Scholarship. This scholarship will be awarded each year to a Clarke County High Schoiol senior who will be continuing his or her education in an agricultural-related field.



As of the writing of this letter, we are completing the remodeling on the third floor of our Old Town Center in downtown Winchester. Once completed, the floor will be home to Eagle Investment Group, a newly configured department that will house our trust department along with our investment division, currently named Eagle Investment Services. The merger of these two departments will create a synergy that will enhance the growth potential for both divisions. Mrs. Libba Pendleton, Senior Vice President and Senior Trust Officer, will be managing Eagle Investment Group for your company. Her department is planning a move into their new offices sometime during the month of May.

There were opportunities for your company in 2006, including merger activity by some competitors. Premier Community Bankshares (the holding company that owns Marathon Bank) announced its sale to United Bankshares. Announcements of this type typically reverberate through our local market and benefit community banks by the increased availability of formerly faithful customers of other banks. We have taken steps to review our current operating strategies to ensure that we continue to be positioned to capture a percentage of any business that becomes available. Our business development efforts were focused throughout 2006 in determining the best strategy to implement when news of this type is announced.

The year 2006 presented your company with challenges. There has been a noticeable slow down in the local residential real estate market. Superheated property values cooled during 2006 resulting in a drop in home values, particularly in the new housing market. Overbuilding and creative financing options contributed to the slow down, which now plagues lenders with decreased loan applications. Although the citizenry continues to grow, the available inventory of new and existing homes continues to grow as well.

The offset for our market, however, continues to be a thriving, robust commercial market. In the Winchester area, every artery into and out of town is bursting with new commercial development, from automobile dealerships to new restaurants to retail stores. This poses great opportunity for your company to take advantage of this commercial building explosion by diversifying and enhancing the loan portfolio further.

The persistence of an inverted yield curve has also challenged us during the year. The need to increase rates on existing deposits and offer promotional rates to obtain new deposits increased interest expense on deposits $3.7 million or 79%. The terms on deposits are generally short and are priced within the highest range of the yield curve. On the other hand, loan terms are generally longer and are priced at a point in the curve which did not change significantly during the year. The pricing on new loans combined with the low fixed rates on outstanding loans which were originated during the last several years caused the net interest margin to decrease from 4.25% for 2005 to 3.94% for 2006. Given the current Federal Reserve outlook, the inverted yield curve may exist throughout 2007 and continue to compress our net interest margin.

The value of Eagle Financial Services, Inc. stock outstanding, excluding directors and named executive officers, surpassed $75 million at June 30, 2006. This benchmark triggered the need to become an accelerated filer and required us to comply with section 404 of the Sarbanes-Oxley Act of 2002. This new regulation places a requirement on an annual report to contain an internal control report, which is designed to state the responsibility of management to establish and maintain an adequate internal control structure and procedures for financial reporting. This provision also contains an assessment, as of the end of the most recent fiscal year of the company, of the effectiveness of the internal control structure and procedures of the issuer for financial reporting. This requirement calls for the submission of Forms 10-K and 10-Q within a shorter time deadline. The form 10-K (included with this report) was required to be filed by March 16, 2007 instead of April 2, 2007 and our 10-Qs during 2007 must be filed within 40 days of the end of each quarter, instead of 45 days.

A COMMUNITY SPIRIT





Anita Hill (in left photo) and Janice Kuhn and Angie Edwards (in above photo) take part in a 2006 Habitat for Humanity house-raisi



From left; Shelby Sowell, Angie Edwards, Kay Anderson, Steve Hyson, B J Trussell, Janet Willingham, Scott Moore, Teresa Hoffman, Pat Smith and Carolyn Waters take a break from their United Way Day of Caring project for 2006. This team cleaned overgrowth from an important Civil War site in Winchester - the location of the largest field hospital operated during the War.



The Federal Reserve has issued guidance which requires banks to review their risk management practices and appropriate levels of capital as it relates to the percentage of the bank's loan portfolio designated as commercial real estate lending. These changes have resulted in increased resources being committed to fulfill the regulatory burden requirements to assure compliance for your company.

Your stock outperformed the NASDAQ Bank Index AND the NASDAQ Composite Index as indicated in your Form 10-K. The NASDAQ Bank Index contains securities of NASDAQ-listed companies classified according to the Industry Classification Benchmark as Banks. They include banks providing a broad range of financial services, including retail banking, loans and money transmissions. The NASDAQ Composite Index measures all NASDAQ domestic and international based common type stocks listed on The NASDAQ Stock Market and includes over 3,000 companies, more than most other stock market indexes. Because it is so broad-based, the Composite is one of the most widely followed and quoted major market indexes.

We have made many improvements over the past several years in our shareholder information access capabilities. Besides the daily bulletin board tracking of the stock's trade/price activity, shareholders can visit www.bankofclarke.com and access the company's annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K through the "Investor Relations" section of our website. This information is free of charge and can be viewed or downloaded at any time. I encourage you to browse our Investor Relations section and become familiar with this shareholder resource.

Since we value the referrals made by our shareholders, we are enclosing a shareholder referral card for you to give to someone you know who would benefit from establishing a financial partnership with Bank of Clarke County. Please encourage your family, friends and business associates to contact Bank of Clarke and allow us the opportunity of becoming their bank. Increased customers and the resulting business will benefit us all.

I want to close by thanking the family of employees that we currently have at Bank of Clarke County. These skilled bankers work tirelessly to meet and exceed established goals and advance your organization, improving market share and ultimately the value of your investment. Even with changes in the challenges we face, they are ever determined to succeed. I look forward to speaking with many of you at our upcoming Annual Shareholders' Meeting on Wednesday, May 16, 2007.

Sincerely,



John R. Milleson
President and CEO

A DEDICATED BOARD


THOMAS T. BYRD
President/Publisher, The Winchester Evening Star, Inc.


LEWIS M. EWING
Vice Chair, Retired Banker


THOMAS T. GILPIN
Chair
President, Lenoir City Co.


MARY BRUCE GLAIZE
Homemaker, Local Volunteer


JOHN R. MILLESON
President/CEO, Eagle Financial Services and Bank of Clarke County


DOUGLAS C. RINKER
President, Winchester Equipment Company, Inc.


ROBERT W. SMALLEY, JR.
President, Smalley Package Company, Inc.


JOHN D. STOKELY, JR.
President, Cavalier Land Development Corporation


JAMES T. VICKERS
Chief Executive Officer, Oakcrest Companies


RANDALL G. VINSON
Pharmacist/Owner, Berryville Pharmacy


JAMES R. WILKINS, JR.
Vice President, Silver Lake Properties, Inc., Silver Lake, LLC & JRW Properties & Rentals, Inc.

EAGLE FINANCIAL SERVICES, INC. and BANK OF CLARKE COUNTY EXECUTIVE OFFICERS -

Eagle Financial Services, Inc.:
John R. Milleson - President/CEO
James W. McCarty, Jr. - Vice President/CFO/Secretary/Treasurer

Bank of Clarke County:
John R. Milleson - President/CEO
Jeffrey S. Boppe - Senior Vice President/Director of Lending/Branch Administ
Kaley P. Crosen - Vice President/Human Resources
John E. Hudson - Senior Vice President/Marketing Director
James W. McCarty, Jr. - Senior Vice President/CFO
Elizabeth M. Pendleton - Senior Vice President/Senior Trust Officer

EAGLE FINANCIAL SERVICES, INC. ANNUAL MEETING
The annual Shareholders' meeting will be held at John H. Enders Fire Hall, 9 South Buckmarsh Street, Berryville, Virginia on Wednesday, May 16, 2007 at 12 Noon.

CORPORATE HEADQUARTERS:
2 East Main Street, Berryville, Virginia 22611

CORPORATE MAILING ADDRESS:
Post Office Box 391, Berryville, Virginia 22611

TRANSFER AGENT:
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

INTERNET ADDRESS:
www.bankofclarke.com

EMAIL ADDRESS:
customerservice@bankofclarke.com

FORM 10K:
A copy of the Company's 2006 Form 10K annual report to the Securities and Exchange Commission may be obtained without charge on the investor relations page of our website (www.bankofclarke.com) or upon written request.

EAGLE FINANCIAL SERVICES, INC. DIVIDEND REINVESTMENT PLAN:
Shareholders of record can acquire additional common stock through automatic reinvestment of quarterly dividends. For more information or to sign up, contact the Transfer Agent.